Exhibit 2.1

EXECUTION COPY

Stock Purchase Agreement

by and among

THE LACLEDE GROUP, INC.,

ENERGEN CORPORATION

and

ALABAMA GAS CORPORATION

Dated as of April 5, 2014

TABLE OF CONTENTS

ARTICLE I

Purchase and Sale of Shares; Closing

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This STOCK PURCHASE AGREEMENT (this “Agreement”) dated as of April 5, 2014, is made by and among THE LACLEDE GROUP, INC., a Missouri corporation (“Purchaser”), ENERGEN CORPORATION, an Alabama corporation (“Seller”), and ALABAMA GAS CORPORATION, an Alabama corporation (the “Company”).

Purchaser desires to purchase from Seller, and Seller desires to sell to Purchaser, all the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of the Company.

Accordingly, the parties to this Agreement hereby agree as follows:

ARTICLE I

PURCHASE AND SALE OF SHARES; CLOSING

Section 1.01 Purchase and Sale of the Shares. On the terms and subject to the conditions of this Agreement, at the Closing, Seller shall sell, transfer and deliver to Purchaser, and Purchaser shall purchase from Seller, the Shares, free and clear of all Liens, other than the restrictions on transfer of the Shares imposed by Alabama Public Utilities Law, for an aggregate purchase price of $1,600,000,000 (One Billion Six Hundred Million Dollars) (the “Purchase Price”), payable as set forth below in Section 1.02 and Section 1.03 and subject to adjustment as provided herein. The purchase and sale of the Shares and the other transactions contemplated hereby, including, in the case of Purchaser, the Financing, are referred to in this Agreement as the “Transactions”.

Section 1.02 Closing. The purchase and sale of the Shares (the “Closing”) shall take place at the offices of Bradley Arant Boult Cummings LLP, 1819 Fifth Avenue North, Birmingham, Alabama 35203, at 10:00 a.m. on the first Business Day of the calendar month following the calendar month in which the date of satisfaction of all the conditions set forth in Article VII (or, to the extent permitted by Law, waived by the parties entitled to the benefits thereof) other than those conditions which can only be satisfied at Closing, or at such other place, time and date as shall be agreed in writing between Purchaser and Seller. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”. The Closing shall be deemed to be effective as of 11:59 p.m., Birmingham, Alabama time on the last day of the calendar month immediately prior to the calendar month in which the Closing Date occurs (the “Effective Time”).

Section 1.03 Transactions to Be Effected at the Closing. At the Closing:

(a) Seller shall deliver to Purchaser certificates representing the Shares, duly endorsed in blank or accompanied by stock powers duly endorsed in blank in proper form for transfer, with appropriate Transfer Tax stamps, if any, affixed.

(b) Purchaser shall deliver to Seller payment, by wire transfer to a bank account designated in writing by Seller (such designation to be made at least one Business Day prior to the Closing Date), in immediately available funds in an amount equal to the Closing Date Amount.

(c) Purchaser shall pay the Company Credit Agreement Repayment Amount as contemplated by Section 6.12(a).

(d) Seller shall, or Seller shall cause the Company to, deliver evidence satisfactory to Purchaser at the Closing that, effective as of the Closing Date, each of the officers of the Company listed in Section 1.03(d) of the Company Disclosure Letter and the members of the board of directors of the Company have resigned from (or shall otherwise have ceased to hold) their positions as officers or directors of the Company.

(e) Seller shall, or Seller shall cause the Company to, deliver to Purchaser at the Closing valid certificates issued by applicable Governmental Entities which evidence that each of the Company and Seller is in good standing in its state of incorporation or organization.

(f) Seller shall deliver to Purchaser at the Closing a certificate executed by the Secretary or an Assistant Secretary of Seller certifying the resolutions adopted by the board of directors of Seller with respect to the transactions contemplated by this Agreement, and such other similar certificates as may be reasonably requested by Purchaser.

(g) Purchaser shall deliver to Seller at the Closing a certificate executed by the Secretary or an Assistant Secretary of Purchaser certifying the resolutions adopted by the board of directors or other governing body of Purchaser with respect to the transactions contemplated by this Agreement, and such other similar certificates as may be reasonably requested by Seller.

Section 1.04 Purchase Price Adjustment.

(a) Not less than two Business Days prior to the anticipated Closing Date, Seller shall deliver to Purchaser a good faith estimate which shall set forth the estimated Closing Cash (“Estimated Cash”), the estimated Closing Indebtedness (“Estimated Indebtedness”) and the estimated Closing Working Capital (“Estimated Working Capital”). The “Closing Date Amount” shall equal the Purchase Price plus Estimated Cash minus Estimated Indebtedness plus Estimated Working Capital minus Target Working Capital. For the avoidance of doubt, the Estimated Indebtedness and the Closing Indebtedness shall include (A) all principal amounts outstanding under the Company Credit Agreement and the Company Notes at, and all accrued interest related thereto through, the Effective Time and (B) all prepayment premiums, fees, expenses, penalties or other similar amounts (other than accrued interest between the Effective Time and the Closing Date) payable through the Closing Date in connection with the Company Credit Agreement, in the case of each of (A) and (B), without giving effect to the payments contemplated by Section 1.03 or Section 6.12. For the avoidance of doubt, if the Estimated Working Capital is negative, adding such amount to the Purchase Price will reduce the Closing Date Amount, and if the Target Working Capital is negative, subtracting such amount from the Purchase Price will increase the Closing Date Amount.

(b) Within 60 days after the Closing Date, Purchaser shall prepare and deliver to Seller a statement (the “Statement”), setting forth (i) Cash as of the Effective Time (“Closing Cash”), (ii) Working Capital as of the Effective Time (“Closing Working Capital”), (iii) the outstanding principal and accrued interest of all Indebtedness as of the Effective Time (but without giving effect to the repayment of the Company Credit Agreement Repayment Amount as contemplated by Section 6.12) and all prepayment premiums, fees, expenses or penalties payable in connection with the repayment of the Indebtedness to be repaid pursuant to Section 6.12(a) and Section 6.12(b) (“Closing Indebtedness”), and (iv) the Net Adjustment Amount.

(c) During the 30-day period following Seller’s receipt of the Statement, Seller and its independent auditors shall be permitted to review the working papers relating to the Statement. The Statement shall become final and binding upon the parties on the 30th day following delivery thereof, unless Seller gives written notice of its disagreement with the Statement (a “Notice of Disagreement”) to Purchaser on or prior to such date, provided, that if such date is not a Business Day, on or prior to the first Business Day following such date. Any Notice of Disagreement shall specify in reasonable detail the nature and amount, if reasonably available, of any disagreement so asserted. If a Notice of Disagreement is given by Seller in a timely manner, then the Statement shall become final and binding upon Seller and Purchaser on the earlier of (A) the date Seller and Purchaser resolve in writing any differences they have with respect to the matters specified in the Notice of Disagreement and (B) the date any disputed matters are finally resolved in writing by the Accounting Firm. During the 30-day period following the delivery of a Notice of Disagreement, Seller and Purchaser shall seek in good faith to resolve in writing any differences that they may have with respect to the matters specified in the Notice of Disagreement. During such period, Purchaser and its independent auditors shall be permitted to review the working papers prepared in connection with Seller’s preparation of the Notice of Disagreement. At the end of such 30-day period, Seller and Purchaser shall submit to an independent accounting firm (the “Accounting Firm”) for arbitration any and all matters that remain in dispute and were properly included in the Notice of Disagreement. The Accounting Firm shall be Ernst & Young LLP or, if such firm is unable or unwilling to act, such other nationally recognized independent public accounting firm as shall be agreed upon by the parties hereto in writing. Seller and Purchaser agree to use reasonable efforts to cause the Accounting Firm to render a decision resolving the matters submitted to the Accounting Firm within 30 days following such submission. Judgment may be entered upon the determination of the Accounting Firm in any court having jurisdiction over the party against which such determination is to be enforced. The determination of the Accounting Firm shall be based upon, and made in accordance with, the provisions of this Agreement. The fees and expenses of the Accounting Firm pursuant to this Section 1.04 shall be borne by Purchaser, on the one hand, and Seller, on the other hand, in inverse proportion as they may prevail on matters resolved by the Accounting Firm, which proportionate allocations shall also be determined by the Accounting Firm at the time its determination on the merits of the matters submitted is rendered. The fees and disbursements of Seller’s independent auditors incurred in connection with their review of the Statement and any Notice of Disagreement and of Seller’s attorneys in connection with the arbitration shall be borne by Seller, and the fees and disbursements of Purchaser’s independent auditors incurred in connection with their review of the Statement and any Notice of Disagreement and of Purchaser’s attorneys in connection with the arbitration shall be borne by Purchaser.

(d) Net Adjustment Amount.

(i) If the Net Adjustment Amount is positive, Purchaser shall, within 10 Business Days after the Statement becomes final and binding on the parties, pay to Seller by wire transfer in immediately available funds the Net Adjustment Amount, together with interest thereon at a rate equal to the rate of interest from time to time announced publicly by JPMorgan Chase Bank, N.A. as its prime rate, calculated on the basis of the actual number of days elapsed divided by 365, from the Closing Date to the date of payment.

(ii) If the Net Adjustment Amount is negative, Seller shall, within 10 Business Days after the Statement becomes final and binding on the parties, pay to Purchaser by wire transfer in immediately available funds the absolute value of the Net Adjustment Amount, together with interest thereon at a rate equal to the rate of interest from time to time announced publicly by JPMorgan Chase Bank, N.A. as its prime rate, calculated on the basis of the actual number of days elapsed divided by 365, from the Closing Date to the date of payment.

(e) For purposes of determining the Net Adjustment Amount, any action taken by Purchaser subsequent to the Closing Date with respect to the accounting books and records of the Company on which the Statement is to be based that is not consistent with the Company’s past practices shall be disregarded; provided, however, that the foregoing shall not be deemed to limit the requirement that Cash, Current Assets, Current Liabilities, Indebtedness and Working Capital be calculated in accordance with the Accounting Principles. Without limiting the generality of the foregoing, any changes made in any reserve or other account existing as of the date of the Audited Balance Sheet except as a result of events occurring after the date of the Audited Balance Sheet and in a manner consistent with past practices shall be disregarded; provided, however, that the foregoing shall not be deemed to limit the requirement that Cash, Current Assets, Current Liabilities, Indebtedness and Working Capital be calculated in accordance with the Accounting Principles. In addition, any change resulting from the consummation of the Transactions, including, without limitation, any purchase price accounting adjustment, shall be disregarded. During the period of time from and after the Closing Date through the resolution of any adjustment to the Purchase Price contemplated by this Section 1.04, Purchaser shall afford, and shall cause the Company to afford, to Seller and any accountants, counsel or financial advisers retained by Seller in connection with any adjustment to the Purchase Price contemplated by this Section 1.04 reasonable access during normal business hours to all the properties, books, contracts, personnel and records of the Company relevant to the adjustment contemplated by this Section 1.04; provided, however, that the Company may withhold any document or information that is prohibited from being disclosed under the terms of a confidentiality obligation to a third party or is subject to attorney client privilege.

(f) For the purposes of this Agreement:

(i) The term “Cash” means the sum of cash and cash equivalents of the Company, as determined in accordance with the Accounting Principles, plus any amounts paid by the Company pursuant to Section 6.11(b) hereof prior to the Closing.

(ii) The term “Current Assets” means the current assets of the Company, as determined in accordance with the Accounting Principles; provided, however, that, for the purpose of determining Current Assets, (1) Cash shall be excluded from the definition of Current Assets, (2) any assets relating to deferred Taxes shall be excluded from the definition of Current Assets, (3) any amounts relating to the policy obtained by the Company pursuant to Section 6.11(b) hereof shall be excluded from the definition of Current Assets, and (4) prepaid Federal income tax and state income tax shall be excluded from the definition of Current Assets. For the avoidance of doubt, to the extent outstanding checks are reflected as (or result in) a reduction to Cash, any current asset being reduced (but only to the extent it is being reduced) by such checks shall be excluded from the definition of Current Assets.

(iii) The term “Current Liabilities” means the current liabilities of the Company, as determined in accordance with the Accounting Principles; provided, however, that, for the purpose of determining Current Liabilities, (1) Indebtedness shall be excluded from the definition of Current Liabilities, (2) any liabilities relating to deferred Taxes shall be excluded from the definition of Current Liabilities, (3) any liabilities relating to the obligations contained in Section 6.11(b) hereof shall be excluded from the definition of Current Liabilities, (4) the fees and expenses to be paid in accordance with Section 6.13 shall be excluded from the definition of Current Liabilities, (5) current liabilities that are offset by non-current regulatory assets or insurance receivables in the Company’s financial statements shall be excluded from the definition of Current Liabilities, and (6) accrued Federal income tax payable and state income tax payable shall be excluded from the definition of Current Liabilities. For the avoidance of doubt, to the extent outstanding checks are reflected as (or result in) a reduction to Cash, any current liability being paid (but only to the extent it is being paid) by such checks shall be excluded from the definition of Current Liabilities.

(iv) The term “Indebtedness” means (1) all obligations of the Company for borrowed money evidenced by notes, bonds, debentures or similar instruments and (2) accrued interest to the Effective Time, in each case as determined in accordance with the Accounting Principles. For the avoidance of doubt, “Indebtedness” does not include non-current “Deferred Credits and Other Liabilities” as reflected in the Company’s financial statements.

(v) The term “Net Adjustment Amount” means (1) the amount (if any) by which Estimated Cash is less than Closing Cash minus (2) the amount (if any) by which Closing Cash is less than Estimated Cash minus (3) the amount (if any) by which Estimated Indebtedness is less than Closing Indebtedness plus (4) the amount (if any) by which Closing Indebtedness is less than Estimated Indebtedness plus (5) the amount (if any) by which Estimated Working Capital is less than Closing Working Capital minus (6) the amount (if any) by which Closing Working Capital is less than Estimated Working Capital. The Net Adjustment Amount (including Cash, Indebtedness and Working Capital addressed therein) shall be calculated in a manner consistent with the sample calculations set forth in Section 1.04(f)(v) of the Company Disclosure Letter.

(vi) The term “Target Working Capital” means negative Fifty-five Million Dollars (-$55,000,000.00).

(vii) The term “Working Capital” means Current Assets minus Current Liabilities.

(g) Each of Cash, Current Assets, Current Liabilities, Indebtedness and Working Capital is to be calculated in accordance with generally accepted accounting principles in the United States as in effect as of the date of this Agreement (“GAAP”), applied in a manner consistent with the principles, practices, assumptions, policies and methodologies used by the Company in the preparation of the Company Financial Statements, as modified by the provisions of Section 1.04(f) hereof, including with respect to the matters addressed by the sample calculations referenced in Section 1.04(f)(v). The provisions of this Section 1.04(g) are referred to in this Agreement as the “Accounting Principles”.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Purchaser (acknowledging that Purchaser is relying on such representations and warranties in entering into this Agreement and the Transactions) that, except as set forth in the Company Disclosure Letter:

Section 2.01 Organization, Standing and Power.

(a) Seller is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has full corporate power and authority to own, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted.

(b) Seller possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted, other than such franchises, licenses, permits, authorizations and approvals the lack of which, individually or in the aggregate, has not had and would not reasonably be expected to have a material adverse effect on the ability of Seller to perform its obligations under this Agreement or a material adverse effect on the ability of Seller to consummate the Transactions (any such material adverse effect, a “Seller Material Adverse Effect”).

(c) Seller is duly qualified to do business and is in good standing in each jurisdiction where the nature of its business or its ownership or leasing of its properties, or other assets make such qualification necessary, except for such failures that, individually or in the aggregate, have not had and would not reasonably be expected to have a Seller Material Adverse Effect.

Section 2.02 Authority; Execution and Delivery; Enforceability. Seller has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and the Ancillary Documents and to consummate the Transactions. The execution and delivery by Seller of, and the performance of its obligations under, this Agreement and the Ancillary Documents and the consummation by Seller of the Transactions have been duly authorized by all necessary corporate action on the part of Seller. Seller has duly executed and delivered this Agreement, and will duly execute and deliver each of the Ancillary Documents to which Seller is or will be a party, and this Agreement constitutes, and each other Ancillary Document to which Seller is or will be a party when executed and delivered will constitute, in each case, its legal, valid and binding obligation, enforceable against it in accordance with its terms.

Section 2.03 No Conflicts; Consents.

(a) The execution and delivery by Seller of, and the performance of its obligations under, this Agreement and the Ancillary Documents do not, and the consummation of the Transactions and compliance with the terms hereof and thereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any pledges, liens, charges, mortgages, encumbrances and security interests of any kind or nature whatsoever (collectively, “Liens”) (other than a Permitted Lien) upon any of the properties or assets of Seller under, any provision of (i) the organizational documents of Seller, (ii) any contract, purchase order, lease, license, indenture, note, bond, mortgage, deed of trust, agreement, commitment, confirmation, concession, franchise, lease, sublease, license, sublicense, instrument, letter of credit, guarantee, promise or undertaking of any nature (whether written or oral) that is legally binding (each, a “Contract”) to which Seller is a party or by which any of its properties or assets are bound or (iii) subject to the filings and other matters referred to in Section 2.03(b), any judgment, Order or decree (“Judgment”) or constitutions, statutes, laws, codes, ordinances, rules, regulations, charters, directives, protocols, ordinances and acts or promulgations of any Governmental Entity, including all common law (“Law”) that is applicable to Seller or its properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that, individually or in the aggregate, have not had and would not reasonably be expected to have a Seller Material Adverse Effect.

(b) No consent, approval, waiver, license, permit, order or authorization (“Consent”) of, or registration, declaration or filing with, or Governmental Authorization from, any Federal, state, city, town, village, municipal, district, tribal, county, local or foreign government or any court of competent jurisdiction, regulatory or administrative agency, commission or other governmental authority or instrumentality, domestic or foreign (a “Governmental Entity”) is required to be obtained or made by Seller in connection with the execution, delivery and performance of this Agreement and the Ancillary Documents or the consummation of the Transactions, other than (i) compliance with and filings under applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (ii) compliance with and such filings as may be required under applicable state property transfer laws or Environmental Laws, (iii) such filings as may be required in connection with the Transfer Taxes described in Section 6.06, (iv) approval by the Alabama Public Service Commission under Title 37 of the Code of Alabama of 1975, as amended (the “Alabama Public Utilities Law”) and any applicable rules and regulations thereunder (the approval in this clause (iv), the “Seller Required Regulatory Approval”) and (v) such other items (A) required solely by reason of the participation of Purchaser (as opposed to any third party) in the Transactions, including any requirements which become applicable to Seller as a result of the specific regulatory status of Purchaser (or any of its affiliates) or as a result of any other facts that specifically relate to any business or activities in which Purchaser (or any of its affiliates) is or proposes to be engaged or (B) that, individually or in the aggregate, have not had and would not reasonably be expected to have a Seller Material Adverse Effect or a Company Material Adverse Effect.

Section 2.04 The Shares. Seller has good and valid title to the Shares, free and clear of all Liens other than transfer restrictions imposed by applicable securities Laws. Assuming Purchaser has the requisite power and authority to be the lawful owner of the Shares, upon delivery to Purchaser at the Closing of certificates representing the Shares, duly endorsed by Seller for transfer to Purchaser, and upon Seller’s receipt of the Closing Date Amount, good and valid title to the Shares will pass to Purchaser, free and clear of any Liens other than transfer restrictions imposed by applicable securities Laws and other than those arising from acts of Purchaser or its affiliates, including in connection with the Financing. Other than this Agreement, the Shares are not subject to (i) any voting trust agreement, proxy or other Contract, including any Contract restricting or otherwise relating to the voting, dividend rights or disposition of the Shares, or (ii) any option, warrant, right, call, pledge, put or other Contract providing for the disposition, acquisition or transfer of the Shares.

Section 2.05 Litigation. There is no suit, action, proceeding, arbitration, audit or investigation pending against Seller or any of its subsidiaries that, individually or in the aggregate, has had or would reasonably be expected to have a Seller Material Adverse Effect, nor are there any Judgments outstanding against Seller or any of its subsidiaries that, individually or in the aggregate, has had or would reasonably be expected to have a Seller Material Adverse Effect. To the Knowledge of Seller, there is no suit, action, proceeding, arbitration, audit or investigation threatened against Seller or any of its subsidiaries that, individually or in the aggregate, has had or would reasonably be expected to have a Seller Material Adverse Effect.

Section 2.06 Brokers. No broker, investment banker, financial advisor or other person, other than J.P. Morgan Securities LLC, the fees and expenses of which will be paid by Seller, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Seller.

Section 2.07 Tax Matters.

(a) Seller has joined in filing a consolidated federal income Tax Return with the Company for the taxable year immediately preceding the current taxable year and Seller is eligible to make a Code §338(h)(10) election.

(b) Each Affiliated Group has filed all material income Tax Returns that it was required to file for each taxable period during which the Company was a member of the group. All such Tax Returns were correct and complete (A) in all respects insofar as they relate to the Company and (B) in all material respects insofar as they do not relate to the Company. All material income Taxes owed by any Affiliated Group have been paid for each taxable period during which the Company was a member of the group.

(c) Seller does not expect any authority to assess any additional material income Taxes against any Affiliated Group for any taxable period during which the Company was a member of the group. There are no ongoing audits or examinations concerning any material income Tax liability of any Affiliated Group for any taxable period during which the Company was a member of such Affiliated Group nor has, to the Knowledge of the Company, any such audit or examination been threatened.

(d) No Affiliated Group of Seller has waived any statute of limitations with respect to any Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency for a taxable period during which the Company was a member of such Affiliated Group.

(e) For purposes of this Agreement, “Affiliated Group” means any affiliated group within the meaning of Code §1504(a) or any similar group defined under a similar provision of state, local, or non-U.S. law.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Purchaser (acknowledging that Purchaser is relying on such representations and warranties in entering into this Agreement and the Transactions) that, except as set forth in the Company Disclosure Letter:

Section 3.01 Organization, Standing and Power.

(a) The Company is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has full corporate power and authority to own, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted.

(b) The Company possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted, other than such franchises, licenses, permits, authorizations and approvals the lack of which, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(c) The Company is duly qualified to do business and is in good standing in each jurisdiction where the nature of its business or its ownership or leasing of its properties or other assets make such qualification necessary, except for such failures that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(d) The Company has made available to Purchaser true and complete copies of the certificate of incorporation of the Company, as amended to the date of this Agreement (as so amended, the “Company Charter”), and the bylaws of the Company, as amended to the date of this Agreement (as so amended, the “Company Bylaws”).

Section 3.02 No Company Subsidiaries. The Company does not as of the date of this Agreement own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any person (other than de minimus amounts of capital stock holdings received in connection with customer bankruptcy proceedings).

Section 3.03 Capital Structure. The authorized capital stock of the Company consists of (i) 3,000,000 shares of common stock, par value $0.01 per share, of which 1,972,052 shares, constituting all of the Shares, are issued and outstanding, and (ii) 120,000 shares of preferred stock, par value $0.01 per share, none of which shares are issued or outstanding. The Shares are duly authorized, validly issued, fully paid, nonassessable and not subject to or issued in violation of any provision of the Alabama Business and Non-Profit Entity Code, the Company Charter, the Company Bylaws or any Contract to which the Company is a party or otherwise bound. There are not any bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of the Shares may vote (“Voting Company Debt”). There are not any options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which the Company is a party or by it is bound (i) obligating the Company to issue, deliver or sell, pledge, grant a security interest on or encumber, or cause to be issued, delivered or sold, pledged, a security interest granted on or encumbered, additional shares of capital stock or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity interest in, the Company or any Voting Company Debt or (ii) obligating the Company to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, Contract, arrangement or undertaking. There are no other agreements to which the Company is a party, or among the holders of the Shares, with respect to the voting of the Shares. There are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of capital stock of the Company.

Section 3.04 Authority; Execution and Delivery; Enforceability. The Company has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and the Ancillary Documents and to consummate the Transactions. The execution and delivery by the Company of, and the performance of its obligations under, this Agreement and the Ancillary Documents and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company. The Company has duly executed and delivered this Agreement, and will duly execute and deliver each Ancillary Document to which the Company is or will be a party, and this Agreement constitutes, and each Ancillary Document to which the Company is or will be a party when executed and delivered will constitute, in each case, its legal, valid and binding obligation, enforceable against it in accordance with its terms.

Section 3.05 No Conflicts; Consents.

(a) The execution and delivery by the Company of, and the performance of its obligations under, this Agreement and the Ancillary Documents do not, and the consummation of the Transactions and compliance with the terms hereof and thereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien (other than a Permitted Lien) upon any of the properties or assets of the Company under, any provision of (i) the Company Charter or the Company Bylaws, (ii) any Contract to which the Company is a party or by which any of its properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 3.05(b), any Judgment or Law applicable to the Company or its properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) No Consent of, or registration, declaration or filing with, or Governmental Authorization from, any Governmental Entity is required to be obtained or made by or with respect to the Company in connection with the execution, delivery and performance of this Agreement and the Ancillary Documents or the consummation of the Transactions, other than (i) compliance with and filings under applicable requirements of the HSR Act, (ii) compliance with and such filings as may be required under applicable state property transfer laws or Environmental Laws, (iii) such filings as may be required in connection with the Transfer Taxes described in Section 6.06, (iv) approval by the Alabama Public Service Commission under the Alabama Public Utilities Law and any applicable rules and regulations thereunder (the approval in this clause (iv), the “Company Required Regulatory Approval”) and (v) such other items (A) required solely by reason of the participation of Purchaser (as opposed to any third party) in the Transactions, including any requirements which become applicable to the Company as a result of the specific regulatory status of Purchaser (or any of its affiliates) or as a result of any other facts that specifically relate to any business or activities in which Purchaser (or any of its affiliates) is or proposes to be engaged or (B) that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.06 Company Financial Statements.

(a) Section 3.06(a) of the Company Disclosure Letter sets forth true and complete copies of the audited consolidated balance sheets of the Company as of December 31, 2013, December 31, 2012 and December 31, 2011 (the “Audited Balance Sheet”), and the related audited consolidated statements of operations, changes in stockholders’ equity and cash flows for the fiscal year then ended, including in each case the notes thereto (such financial statements and notes contained therein, collectively, the “Company Financial Statements”). The Company Financial Statements (A) fairly present in all material respects the consolidated financial condition and the consolidated results of operations, changes in stockholders’ equity, and cash flows of the Company as of the respective dates of, and for the periods referred to in, the Company Financial Statements and (B) have been prepared in accordance with GAAP, applied on a consistent basis during the periods involved, except as described in the notes thereto.

(b) Except for those liabilities and obligations: (i) reserved against or provided for in the Audited Balance Sheet; (ii) incurred in the ordinary course of business consistent with past practice since the date of the Audited Balance Sheet; (iii) incurred under this Agreement or in connection with the Transactions; (iv) disclosed in Section 3.06(b) of the Company Disclosure Letter; or (v) that have not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company, the Company is not, as of the date of this Agreement, subject to any liabilities or obligations of any nature, whether accrued, absolute, determined, determinable, fixed or contingent, that would be required to be recorded on a balance sheet in accordance with GAAP as of the date of this Agreement. The Company is not a party to, and does not have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement (including any Contract relating to any transaction or relationship between or among the Company, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand), or any “off-balance sheet arrangements”, where the result, purpose or effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company Financial Statements.

Section 3.07 No Company Material Adverse Effect. From the date of the Audited Balance Sheet to the date of this Agreement, there has not been any Company Material Adverse Effect.

Section 3.08 Real Property.

(a) The Company holds good, marketable and insurable fee simple title to all real property owned in fee by the Company (collectively, the “Company Owned Real Property”), free and clear of all Liens, except for Permitted Liens. There are no outstanding options or rights of first refusal which have been granted by the Company to third parties to purchase any Company Owned Real Property other than such options or rights that would not reasonably be expected to be, individually or in the aggregate, material to the Company.

(b) (i) Each Contract for the lease or sublease (each, a “Company Real Property Lease”) for real property under which the Company is a lessee or sublessee (collectively, the “Company Leased Real Property”) is in full force and effect and is a valid and binding obligation of the Company and, to the Knowledge of the Company, of the other parties thereto, enforceable against the Company, and to the Knowledge of the Company, against the other parties thereto in accordance with its terms, except that (A) such enforcement may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors’ rights generally and (B) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefore may be brought; (ii) no written notices of default under any Company Real Property Lease have been received by the Company that have not been resolved; (iii) neither the Company nor, to the Knowledge of the Company, any other party to any Company Real Property Lease, is in default under any Company Real Property Lease; and (iv) the Company is and has been in peaceable possession of each Company Leased Real Property subject to the terms of the applicable Company Real Property Lease. True and correct copies of all material Company Real Property Leases have been made available to Purchaser for Purchaser’s review.

(c) The Company owns or possesses all permits, easements, licenses and rights of way with respect to real property (the “Easements”) necessary to conduct its business as now being conducted without any conflict with the rights of others to the Knowledge of the Company, in each case except to the extent that the failure to own or possess such Easements would not, individually or in the aggregate, be reasonably likely to be material to the Company.

(d) The Company Owned Real Property and the Company Leased Real Property are referred to collectively herein as the “Company Real Property”. With respect to the Company Real Property, the Company has not received any written notice of, and to the Knowledge of the Company there does not exist: (i) any pending, threatened or contemplated condemnation or similar proceedings, or any sale or other disposition of any Company Real Property or any part thereof in lieu of condemnation; or (ii) any non-compliance with any applicable building and zoning codes, deed restrictions, ordinances and rules, that, in each case, individually or in the aggregate, would reasonably be expected to have a Company Material

Adverse Effect. To the Knowledge of the Company, the Company has lawful rights of use and access to all Easements and Company Real Property necessary to conduct the business of the Company as currently conducted except as would not reasonably be expected to be material to the Company.

Section 3.09 Taxes.

(a) The Company has timely filed, or has caused to be timely filed, taking into account valid extensions of time within which to file, all material Tax Returns required to be filed, and all such Tax Returns of the Company true, complete and accurate in all material respects. The Company has paid all material Taxes due and payable (other than Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established and maintained in the Company Financial Statements in accordance with GAAP). The Company currently is not the beneficiary of any extension of time within which to file any Tax Return.

(b) The Company Financial Statements reflect, in accordance with GAAP, an adequate reserve for all material Taxes payable by the Company for all taxable periods and portions thereof through the dates of each such Company Financial Statement, and the Company has not incurred any material liability for Taxes subsequent to the date of the Audited Balance Sheet other than in the ordinary course of business.

(c) No material deficiency with respect to any Taxes has been asserted in writing against the Company which deficiency (i) has not been paid, settled or withdrawn or (ii) is not being contested in good faith by appropriate proceedings and for which adequate reserves have been established and maintained in the Company Financial Statements in accordance with GAAP.

(d) The Company has duly and timely withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(e) There are no Liens (other than Permitted Liens) for material Taxes on the assets of the Company.

(f) There are no waivers of any statute of limitations, or any extension of a period for the assessment of any Tax against Company.

(g) There are no material ongoing Federal, state, city, town, village, municipal, district, county, local, foreign or other taxing authority audits or examinations of any Tax Return of the Company nor has, to the Knowledge of the Company, any such audit or examination been threatened in writing.

(h) None of the assets of the Company are (i) required, pursuant to Section 168(g) of the Code, to be depreciated under the “alternative depreciation system” within the meaning of Section 168(g)(2) of the Code, (ii) subject to the provisions of Section 168(f) of the Code, or (iii) subject to a tax benefit transfer lease subject to the provisions of former Section 168(f)(8) of the Code.

(i) The Company (A) has not been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than a group the common parent of which was Seller) or (B) has any liability for the Taxes of any person (other than the Company or Seller or Seller’s subsidiaries) under Reg. §1.1502-6 (or any similar provision of state, local, or non-U.S. law), as a transferee or successor, by contract, or otherwise.

(j) The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:

(i) change in method of accounting for a taxable period ending on or prior to the Closing Date;

(ii) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date;

(iii) “closing agreement” as described in Code §7121 (or any corresponding or similar provision of state, local, or non-U.S. income Tax law) executed on or prior to the Closing Date;

(iv) intercompany transactions or any excess loss account described in Treasury Regulations under Code §1502 (or any corresponding or similar provision of state, local, or non-U.S. income Tax law);

(v) installment sale or open transaction disposition made on or prior to the Closing Date;

(vi) prepaid amount received on or prior to the Closing Date; or

(vii) election under Code §108(i).

(k) Within the past 3 years, the Company has not distributed stock of another person, or has had its stock distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Code §355 or Code §361.

(l) Neither the Company, Seller, nor any of Seller’s subsidiaries is or has been a party to any “listed transaction,” as defined in Code §6707A(c)(2) and Reg. §1.6011-4(b)(2).

(m) Any tax-sharing, tax allocation or tax reimbursement agreement between Seller and the Company shall be terminated on the Closing Date, and on and after the Closing Date shall have no further effect for any taxable year (whether the current year, a future year, or a past year) and the Company shall not have any liability thereunder.

(n) For purposes of this Agreement:

“Tax” or “Taxes” means all forms of taxation, including gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Section 59A of the Code), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated or other tax of any kind whatsoever, whenever created or imposed, and whether of the United States or elsewhere, and whether imposed by a Federal, state, city, town, village, municipal, district, tribal, county, local, foreign or other taxing authority, including all interest, penalties and additions imposed with respect to such amounts; and

“Tax Returns” means all Tax returns, declarations, statements, reports, schedules, forms and information returns and any amended Tax return relating to Taxes filed with any Federal, state, city, town, village, municipal, district, tribal, county, local, foreign or other taxing authority.

Section 3.10 Employee Benefits.

(a) Section 3.10(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a complete and accurate list of each material Benefit Plan. For purposes of this Agreement, “Benefit Plan” means each material (i) pension plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”); (ii) post-retirement or post-employment health or medical plan, program, policy or arrangement; (iii) bonus or incentive plan, program, policy or arrangement; (iv) non-qualified deferred compensation plan, program, policy or arrangement; (v) equity or equity-based compensation plan, program, policy or arrangement; (vi) severance, change in control, retention or termination plan, program, policy or arrangement; or (vii) health, medical, life insurance, disability or any other employee welfare benefit plan (as defined in Section 3(1) of ERISA); in each case that is, as of the date of this Agreement, sponsored, maintained, contributed to or required to be maintained or contributed to by the Company or any person that is a member of a “controlled group of corporations” with, or is under “common control” with the Company, in each case, as defined in Section 414(b), (c), (m) or (o) of the Code (each, an “ERISA Affiliate”) for the benefit of any Company Personnel; but the term “Benefit Plan” specifically does not include any collective bargaining agreement.

(b) Section 3.10(b) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a complete and accurate list of each material Benefit Agreement. For purposes of this Agreement, “Benefit Agreement” means each material (i) employment agreement, (ii) consulting agreement, (iii) bonus agreement, (iv) incentive or deferred compensation agreement, (v) equity or equity-based compensation grant, (vi) severance agreement, (vii) change-in-control agreement, (viii) retention agreement, or (ix) termination agreement between the Company or any ERISA Affiliate, on the one hand, and any Company Personnel, on the other hand, that is in effect or adopted or entered into, and with respect to which the Company has remaining obligations under, as of the date of this Agreement.

(c) With respect to each material Benefit Plan and material Benefit Agreement, the Company has provided or made available to Purchaser complete and accurate copies or descriptions of (i) such Benefit Plan or Benefit Agreement, including any material amendment thereto; (ii) each summary plan description and summary of material modifications (when such documents are required for a Benefit Plan or Benefit Agreement); (iii) each trust, insurance, annuity or other funding Contract related thereto, if any; (iv) the most recently received Internal Revenue Service determination or opinion letter, if any; (v) the most recent financial statements and actuarial or other valuation reports prepared with respect thereto, if any; and (vi) the most recent annual report on Form 5500 required to be filed with the Internal Revenue Service with respect thereto, if any.

(d) Each material Benefit Plan and material Benefit Agreement (and any related trust or other funding vehicle) has been administered, and each Company Benefit Plan will be administered through the Closing, in accordance with its terms and is in compliance with ERISA, the Code and all other applicable Laws, other than instances of non-compliance that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. With respect to each material Benefit Plan and material Benefit Agreement, the Company is in compliance with ERISA, the Code and all other Laws, other than instances of non-compliance that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(e) With respect to each Benefit Plan intended to be “qualified” within the meaning of the Section 401(a) of the Code (including for purposes of this Section 3.10(e) only, the Company Retirement Income Plan), (i) each such Benefit Plan and any trust maintained thereunder has received a favorable determination or opinion letter from the Internal Revenue Service with respect to its qualification and (ii) no event has occurred that could reasonably be expected to result in disqualification or adversely affect such exemption.

(f) Neither the Company nor any ERISA Affiliate has an obligation to contribute to a multiemployer plan as defined in Section 3(37) of ERISA or any plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code.

(g) Neither the execution and delivery of this Agreement nor the consummation of the Transactions (alone or in conjunction with any other event, including any termination of employment on or following the Closing Date) will (A) entitle any Company Personnel to any material compensation or benefit under any material Benefit Plan or material Benefit Agreement, (B) accelerate the time of payment or vesting, or trigger any payment or funding, of any material compensation or benefits or trigger any other material obligation under any material Benefit Plan or material Benefit Agreement, (C) result in any breach or violation of or default under or limit the Company’s right to amend, modify or terminate any material Benefit Plan or material Benefit Agreement, or (D) cause any amount payable under any material Benefit Plan or material Benefit Agreement to fail to be deductible for federal income tax purposes by virtue of Section 280G of the Code. Neither this Agreement nor the Transactions contemplated hereunder will result in a change (i) in the ownership or effective control of Seller or (ii) in the ownership of a substantial portion of the assets of Seller, for purposes of Section 280G(b)(A)(i)(I) and (II) and the regulations promulgated thereunder.

(h) Section 3.10(h) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a complete and accurate list of each collective bargaining agreements to which the Company is a party or bound. There are no representation or certification proceedings pending or threatened in writing to be filed with the National Labor Relations Board or any other labor relations tribunal with respect to employees of the Company. There has not been, and there currently is not pending or, to the Knowledge of the Company, threatened, any material organized work stoppage, slowdown, labor strike or other material labor dispute against or affecting the Company by employees.

Section 3.11 Litigation. On the date of this Agreement, there is no suit, action, proceeding, arbitration, audit or investigation pending or, to the Knowledge of the Company, threatened against the Company, any material asset or property of the Company, or any of the officers or directors of the Company in regards to their actions as such that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect, nor are there any Judgments outstanding against the Company that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect. There is no Judgment binding upon the Company that has or could reasonably be expected to have the effect of prohibiting, restricting, or impairing any business practice, any acquisition or disposition of property, or the conduct of the business currently conducted which could reasonably be expected to have a Company Material Adverse Effect.

Section 3.12 Compliance with Applicable Laws. Since January 1, 2014, the Company has been and is in compliance with all applicable Laws and Judgments, and the Company has not received any notice or other written communication that it is in violation of any Law or Judgment, except for such instances of noncompliance or notifications of violations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. This Section 3.12 does not relate to matters with respect to Taxes, which are the subject of Section 3.09, employee benefits matters, which are the subject of Section 3.10, environmental matters, which are the subject of Section 3.13, or matters relating to the regulation of the Company as a public utility, which are the subject of Section 3.19.

Section 3.13 Environmental Matters. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company is in compliance with applicable Environmental Laws; (ii) the Company holds or has obtained and is in compliance with all Environmental Permits necessary to conduct its current operations; (iii) there are no claims, suits, actions, proceedings, information requests, notice letters or investigations pending or, to the Knowledge of the Company, threatened, against the Company alleging a violation of, or liability under, any Environmental Law, nor are there any outstanding Judgments pursuant to any Environmental Law against the Company; and (iv) there have been no Releases of any Hazardous Substance at any Company Owned Real Property or Company Leased Real Property during the period such properties were owned or occupied by the Company that would require investigation or remediation by the Company pursuant to applicable Environmental Law, or that could result in claims against the Company for which the Company would be reasonably likely to be liable, and the Company is not conducting any investigation or remediation of contamination from Hazardous Substances at any Company Owned Real Property or Company Leased Real Property or any third party location where Hazardous Substances were disposed of or treated by or on behalf of the Company. To the Knowledge of the Company, the Company does not now, and has not, owned any real property on which manufactured gas plant operations were conducted during or prior to the time such real property was owned by the Company.

Section 3.14 Governmental Authorizations. The Company maintains each material authorization, license, permit, franchise, certificate, determination, registration, waiver, tariff, identification number or other material approval, consent or Order issued or granted by or under the authority of any Governmental Entity or pursuant to any Law necessary to lawfully conduct and operate its business in the manner it is currently conducted (the “Governmental Authorizations”) other than such authorizations, licenses, permits, franchises, certificates, determinations, registrations, waivers, tariffs, identification numbers, approvals, consents or Orders the lack of which, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each such Governmental Authorization is valid and in full force and effect as of the date of this Agreement and (ii) the Company is, and since January 1, 2014 has been, in compliance in all material respects with all such Governmental Authorizations. Since January 1, 2014, the Company has not received a written notice or other written communication from any Governmental Entity regarding (i) any actual or alleged violation of or failure to comply with any term or requirement of such Governmental Authorization or (ii) any actual, proposed, or potential revocation, suspension, cancellation or termination of, or modification to any such Governmental Authorization, in each case that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

Section 3.15 Material Contracts.

(a) Section 3.15(a) of the Company Disclosure Letter lists each of the following contracts and agreements to which the Company is party or is bound as of the date of this Agreement, excluding the Benefits Plans and Benefit Agreements (such contracts and agreements, “Material Contracts”):

(i) any natural gas supply, gathering, distribution, transportation or storage Contract that is reasonably likely to require payments by the Company following the date hereof in excess of $3,000,000 during any calendar year, or $15,000,000 over the remaining term of any such Contract, not including, however, any Contract which allows the Company to make purchases at a specified rate but does not require the Company to make any particular amount of purchases;

(ii) any material hedging or other material derivative Contract, including with respect to the purchase or sale of natural gas;

(iii) any partnership, joint venture or similar Contract with a third party;

(iv) any Contract relating to a material pending acquisition or disposition (whether by acquisition, sale of stock, sale of asset or otherwise) or investment in any third person;

(v) any Contract setting forth confidentiality or standstill agreements entered into in connection with the consideration by the Company of any acquisition by the Company of equity interests or assets (the effectiveness of which agreements extends beyond the date that is six months following the date of this Agreement) that restrict the Company in the use of any information or the taking of any action;

(vi) any Contract, the aggregate amount of purchases under which is, or would reasonably be expected to be, material to the Company, that requires the Company to purchase its total requirements of any product or service from a person or that contains “take or pay” provisions, not including, however, any Contract awarded through a bidding process the remaining term of which Contract does not exceed three years;

(vii) any Contract pursuant to which the Company has granted pricing or other terms to a person on a “most favored nation” or similar basis or pursuant to which the Company has agreed to deal with a person on an exclusive basis;

(viii) any Contracts with any investment banking or commercial banking firm or other similar firm for financial advisory services which obligate the Company after the Closing;

(ix) any franchise or operating Contract between the Company and any Governmental Entity, in each case that is material to the Company;

(x) any Contract (including letters of credit or similar instruments) evidencing or guaranteeing indebtedness for borrowed money or any obligation that, in accordance with GAAP, would be classified as a capital lease, and pursuant to which the Company has repayment or other payment obligations following the date of this Agreement in excess of $2,000,000, and any material mortgage, security agreement, guarantee, pledge agreement or similar Contract providing for any Lien (other than Permitted Liens) on any of the material assets of the Company and that secures indebtedness for borrowed money or the Company’s payment obligations under a Contract that, in accordance with GAAP, would be classified as a capital lease;

(xi) any Contract (other than this Agreement) with Seller or any affiliate of Seller (other than the Company) that will remain in effect after the Closing;

(xii) any Contract that provides for the extension of credit by the Company, other than the extension of credit to vendors and customers (including equipment and appliance financing) in the ordinary course of business consistent with past practice; and

(xiii) any grant to any person of any right or option to purchase or otherwise acquire any material assets of the Company, including rights of first option, rights of first refusal, or other purchase rights.

(b) (i) Seller or the Company has heretofore made available to Purchaser true and complete copies of each Material Contract; and

(ii) each Material Contract (x) constitutes a valid and binding obligation of the Company, and, to the Knowledge of the Company, the other parties thereto, and (y) assuming such Material Contract is a valid and binding obligation of and enforceable against the other parties thereto, is enforceable against the Company except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors’ rights in general and subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding at Law or in equity).

Neither the Company or, to the Knowledge of the Company, any other party to a Material Contract: (A) is in default under or in breach of any Material Contract in any material respect or (B) has repudiated or is challenging any material provision of any Material Contract.

Section 3.16 Intellectual Property Rights.

(a) The Company owns or has the right to use all material patents, trademarks and copyrights that are owned by the Company as of the date of this Agreement (the “Intangibles”), free and clear of all Liens (other than Permitted Liens), other than such failure to own or have the right to use that has not had or would not be reasonably expected to have a Company Material Adverse Effect. To the Knowledge of the Company, as of the date of this Agreement, the Intangibles are not and are not being currently claimed as being infringed, misappropriated or otherwise violated by any third party, except for such infringements, misappropriations or violations that have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) To the Knowledge of Company, the Company, including its products, services, conduct of its businesses and the use of the Intangibles, is not infringing, misappropriating, or otherwise violating any third party’s right, title or interest in any Intangibles, except for such infringements, misappropriations or violations that have not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.17 Insurance. Section 3.17 of the Company Disclosure Letter sets forth a complete and accurate list of all current fire, liability, workers’ compensation, property, casualty and other forms of insurance policies maintained by or for the benefit of the Company (collectively, together with any renewal or replacement policies providing substantially similar coverages, the “Company Insurance Policies”) as of the date of this Agreement. All premiums under the Company Insurance Policies have been paid in a timely manner, and Seller and its affiliates have complied in all material respects with the terms and conditions of the Company Insurance Policies. All material Company Insurance Policies are in full force and effect. Neither the Seller nor any of its affiliates is in material default under any provisions of the Company Insurance Policies.

Section 3.18 Brokers. No broker, investment banker, financial advisor or other person, other than J.P. Morgan Securities LLC, the fees and expenses of which will be paid by Seller, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

Section 3.19 Regulation as a Utility.

(a) The Company holds all franchises, licenses, certificates, determinations, permits, tariffs, and other authorizations, consents, orders and approvals (collectively, “Regulatory Permits”) from the Alabama Public Service Commission and each other Governmental Entity exercising regulatory jurisdiction over the Company as a public utility (each, a “Regulatory Entity”) necessary or appropriate for the conduct of its business as presently conducted, except for instances of noncompliance that, individually or in the aggregate, have not had, and would not be reasonably expected to have, a Company Material Adverse Effect. All such Regulatory Permits are in full force and effect, and the Company has complied and is in compliance with the terms thereof, except for instances of noncompliance that, individually or in the aggregate, have not had, and would not be reasonably expected to have, a Company Material Adverse Effect. The Company has complied and is in compliance with (i) the applicable provisions of the Alabama Public Utilities Law and the rules and regulations thereunder and (ii) any other Law or Judgment applicable to it as a public utility or gas utility, except for instances of noncompliance that, individually or in the aggregate, have not had, and would not be reasonably expected to have, a Company Material Adverse Effect. The Company has not received any written communication from January 1, 2014 through the date of this Agreement from any Regulatory Entity alleging that the Company is not in compliance with any applicable Regulatory Permit, Law or Judgment. There are no ongoing Regulatory Proceedings or inquiries, investigations, proceedings or appeals pending for the amendment, termination or revocation of any Regulatory Permit or for the determination of compliance therewith or with any Law or Judgment applicable to the Company in its capacity as a public utility or gas utility.

(b) All information filed with or provided to a Regulatory Entity by the Company since January 1, 2014, including filings in connection with a prior or pending investigation, inquiry or proceeding before a Regulatory Entity (a “Regulatory Proceeding”), was true, correct and complete in all material respects and complied in all material respects with applicable Law or Judgment. Section 3.19(b) of the Company Disclosure Letter sets forth the regulatory filings (other than those periodic filings required to be filed in the ordinary course of business) and Regulatory Proceedings that are pending as of the date of this Agreement or that the Company has been ordered by a Regulatory Entity as of the date of this Agreement to make or initiate in the future, including those relating to operative tariffs or rates charged or to be charged, the subject matter of each filing or Regulatory Proceeding, and the date by which the Company intends to make or initiate, or has been ordered to make or initiate, such filings or Regulatory Proceedings. All charges that have been made for utility service and all related fees have, in all material respects, been charged in accordance with the terms and conditions of valid and effective tariffs. Except for the gas cost recovery type rates or as otherwise set forth in Section 3.19(b) of the Company Disclosure Letter, the Company has no rates which have been or are being collected, and which are subject to refund, pending final resolution of any proceeding, inquiry, appeal or investigation before any Governmental Entity.

(c) The Company is not (i)(A) a “public utility” under the Federal Power Act, as amended, and the rules and regulations promulgated thereunder, or (B) a “natural gas company” under the Natural Gas Act, as amended, and the rules and regulations promulgated thereunder, or (ii) a “qualifying facility” under the Public Utility Regulatory Policies Act of 1978, as amended, and the rules and regulations promulgated thereunder.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Seller and the Company (acknowledging that Seller and the Company are relying on such representations and warranties in entering into this Agreement and the Transactions) that:

Section 4.01 Organization, Standing and Power.

(a) Purchaser is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has full corporate power and authority to own, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted.

(b) Purchaser possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted, other than such franchises, licenses, permits, authorizations and approvals the lack of which, individually or in the aggregate, has not had and would not reasonably be expected to have a material adverse effect on the ability of Purchaser to perform its obligations under this Agreement or a material adverse effect on the ability of Purchaser to consummate the Transactions (any such material adverse effect, a “Purchaser Material Adverse Effect”).

(c) Purchaser and each of its subsidiaries is duly qualified to do business and is in good standing in each jurisdiction where the nature of its business or its ownership or leasing of its properties or other assets make such qualification necessary, except where the failure to be so qualified, individually or in the aggregate, has not had and would not reasonably be expected to have a Purchaser Material Adverse Effect.

Section 4.02 Authority; Execution and Delivery; Enforceability. Purchaser has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and the Ancillary Documents and to consummate the Transactions. The execution and delivery by Purchaser of, and the performance of its obligations under, this Agreement and the Ancillary Documents and the consummation by Purchaser of the Transactions have been duly authorized by all necessary corporate action on the part of Purchaser. Purchaser has duly executed and delivered this Agreement, and will duly execute and deliver each Ancillary Document to which Purchaser is a party, and this Agreement constitutes, and each Ancillary Document to which Purchaser is a party when executed and delivered will constitute, in each case, its legal, valid and binding obligation, enforceable against it in accordance with its terms. No vote of holders of any class or series of capital stock of Purchaser is required in connection with the execution, delivery and performance of this Agreement and the Ancillary Documents or the consummation of the Transactions.

Section 4.03 No Conflicts; Consents.

(a) The execution and delivery by Purchaser of, and the performance of its obligations under, this Agreement and the Ancillary Documents, do not, and the consummation of the Transactions and compliance with the terms hereof and thereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Purchaser or any of its subsidiaries under, any provision of (i) the charter or organizational documents of Purchaser or any of its subsidiaries, (ii) any Contract to which Purchaser or any of its subsidiaries is a party or by which any of their respective properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 4.03(b), any Judgment or Law applicable to Purchaser or any of its subsidiaries or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that, individually or in the aggregate, have not had and would not reasonably be expected to have a Purchaser Material Adverse Effect.

(b) No Consent of, or registration, declaration or filing with or Governmental Authorization from, any Governmental Entity is required to be obtained or made by or with respect to Purchaser or any of its subsidiaries in connection with the execution, delivery and performance of this Agreement and the Ancillary Documents or the consummation of the Transactions other than (i) compliance with and filings under the HSR Act, (ii) compliance with and such filings as may be required under applicable state property transfer laws or Environmental Laws, (iii) such filings as may be required in connection with the Transfer Taxes, (iv) approval by the Alabama Public Service Commission under the Alabama Public Utilities Law and any applicable rules and regulations thereunder (the approval in this clause (iv), the “Purchaser Required Regulatory Approval” and, together with Seller Required Regulatory Approval and the Company Required Regulatory Approval, the “Required Regulatory Approvals”) and (v) such other items (A) required solely by reason of the participation of the Company or Seller (as opposed to any third party) in the Transactions or (B) that, individually or in the aggregate, have not had and would not reasonably be expected to have a Purchaser Material Adverse Effect.

Section 4.04 Brokers. No broker, investment banker, financial advisor or other person, other than Moelis & Company LLC, the fees and expenses of which will be paid by Purchaser, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Purchaser.

Section 4.05 Financial Capacity; Solvency.

(a) Purchaser has delivered to the Company (i) true, correct and complete copies of the executed commitment letter, dated as of the date hereof, between Purchaser, Wells Fargo Bank, National Association, Wells Fargo Securities, LLC, Credit Suisse AG, Cayman Islands Branch and Credit Suisse Securities (USA) LLC (the “Financing Letter”), pursuant to which the counterparties thereto have committed, subject to the terms and conditions thereof, to lend to Purchaser the amounts set forth therein (the “Financing”) and (ii) true and correct (subject to the redactions noted therein, none of which redactions would adversely affect the amount, conditionality, enforceability, availability, termination or aggregate principal amount of the Financing) copies of the executed fee letter, dated as of the date hereof, between Purchaser, Wells Fargo Bank, National Association, Wells Fargo Securities, LLC, Credit Suisse AG, Cayman Islands Branch and Credit Suisse Securities (USA) LLC (the “Fee Letter”) related to the Financing. Except for the Financing Letter and the Fee Letter, there are no Contracts, arrangements or understandings between Purchaser and the Financing Sources relating to the Financing. At the Closing, assuming the consummation of the Financing, Purchaser will have sufficient funds to enable it to consummate the Transactions. As of the date hereof, neither the Financing Letter nor the Fee Letter has been amended or modified, no amendment or modification of either thereof is contemplated and the commitments contained in the Financing Letter have not been withdrawn or rescinded in any respect.

(b) As of the date hereof, the Financing Letter is in full force and effect and is the valid, binding and enforceable obligation of Purchaser and, to the knowledge of Purchaser, the other parties to the Financing Letter. There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than as set forth in, or expressly contemplated by, the Financing Letter and the Fee Letter. As of the date hereof, no event has occurred or circumstance exists which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Purchaser under any term, or a failure of any condition, of the Financing Letter or Fee Letter or otherwise be reasonably likely to result in any portion of the Financing contemplated thereby to be unavailable. As of the date hereof, Purchaser does not have any reason to believe that it or any of the other parties to the Financing Letter will be unable to satisfy on a timely basis any term or condition of the Financing Letter required to be satisfied by it or such other party or that any portion of the Financing to be made thereunder will otherwise not be available to Purchaser on a timely basis to consummate the Transactions, except that no representation or warranty is being made as to whether any of Seller’s or the Company’s representations or warranties are true or correct or whether Seller or the Company has complied with its covenants contained in this Agreement. Purchaser has fully paid any and all commitment fees or other fees required by the terms of the Financing Letter and Fee Letter to be paid on or before the date of this Agreement, and will pay in full any such amounts due on or before the Closing Date.

(c) The consummation of the transactions contemplated hereby will not render Purchaser insolvent.

Section 4.06 Litigation. There is no suit, action, proceeding, arbitration, audit or investigation pending against Purchaser or any of its subsidiaries that, individually or in the aggregate, has had or would reasonably be expected to have a Purchaser Material Adverse Effect, nor are there any Judgments outstanding against Purchaser or any of its subsidiaries that, individually or in the aggregate, has had or would reasonably be expected to have a Purchaser Material Adverse Effect. To the Knowledge of Purchaser, there is no suit, action, proceeding, arbitration, audit or investigation threatened against Purchaser or any of its affiliates that, individually or in the aggregate, has had or would reasonably be expected to have a Purchaser Material Adverse Effect.

Section 4.07 Investment Intent. Purchaser is acquiring the Shares for its own account and not with a view to their distribution within the meaning of Section 2(11) of the Securities Act of 1933 (the “Securities Act”). Purchaser is an “accredited investor” (as defined in Rule 501 under the Securities Act) and has sufficient knowledge and experience in financial and business matters to evaluate the merits and risks of its investment in the Shares. Purchaser acknowledges that the Shares have not been registered pursuant to the Securities Act. Purchaser will refrain from transferring or otherwise disposing of any of the Shares, or any interest therein, in such manner as to violate any registration provision of any securities laws or regulations.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 5.01 Operation of the Business of the Company.

(a) Except as contemplated by this Agreement, as set forth in Section 5.01 of the Company Disclosure Letter or with the prior written consent of Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned), between the date of this Agreement and the Closing Date, the Company shall, and Seller shall cause the Company to, conduct its business in the ordinary course of business and in substantially the same manner previously conducted, and shall use commercially reasonable efforts to preserve intact its current business organization, keep available the services of its current officers and employees, and maintain its relations with suppliers, customers, licensors and others having business relationships with it so that its goodwill and ongoing business shall be unimpaired on the Closing Date. In addition, and without limiting the generality of the foregoing, except for matters set forth in Section 5.01 of the Company Disclosure Letter, required by applicable Law or otherwise contemplated by this Agreement, between the date of this Agreement and the Closing Date, the Company shall not, and Seller shall cause the Company not to, without the prior written consent of Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned) take any of the following actions:

(i) in the case of the Company, (A) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities (whether debt, equity or otherwise) in respect of, in lieu of or in substitution for shares of its capital stock or (B) purchase, redeem or otherwise acquire any shares of capital stock or other equity interests of the Company or any other securities thereof or any rights, warrants or options to acquire any such shares or other equity interests;

(ii) issue, pledge, transfer, subject to any Lien, sell or otherwise encumber or dispose of, or agree or commit to issue, pledge, transfer, subject to any Lien, sell or otherwise encumber or dispose of, (A) any shares of its capital stock or equity interests, (B) any Voting Company Debt or other voting securities, (C) any securities convertible into or exchangeable for, or any options, warrants or rights to acquire, any such shares, Voting Company Debt, voting securities or convertible or exchangeable securities or (D) any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units;

(iii) amend the Company Charter, the Company Bylaws or other comparable charter or organizational documents;

(iv) acquire or agree to acquire (A) any business or any corporation, partnership, joint venture, association or other business organization or division thereof by merging or consolidating with, or by purchasing a substantial equity interest in or portion of the assets of, or by any other manner or (B) any assets other than in the ordinary course of business consistent with past practice;

(v) except (A) in the ordinary course of business consistent with past practice, (B) as required pursuant to the terms of any Benefit Plan, Benefit Agreement or collective bargaining agreement in each case as in effect on the date of this Agreement, (C) as required to comply with applicable Law or (D) as permitted by this Agreement, (1) grant to any director or officer of the Company any increase in compensation, (2) grant to any director, officer or employee of the Company any increase in severance or termination pay, (3) enter into any severance or termination agreement with any director, officer or employee, (4) establish, adopt, enter into or amend in any material respect any collective bargaining agreement or material Benefit Plan or (5) take any action to accelerate any rights or benefits, or make any material determinations, under any material Benefit Plan; provided, however, that the foregoing clauses (1), (2), (3) and (4) shall not restrict the Company from entering into or making available to newly hired employees or to employees in the context of promotions or increased responsibilities based on job performance or workplace requirements (in each case in the ordinary course of business), plans, agreements, benefits and compensation arrangements (including incentive grants) that have a value that is consistent with the past practice of making compensation and benefits available to newly hired or promoted employees in similar positions or employees with similar levels of responsibility;

(vi) make any change in financial accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of the Company, except insofar as may be required by a change in GAAP or the interpretation thereof;

(vii) sell, lease (as lessor), license, mortgage, pledge or otherwise dispose of or subject to any Lien (other than Permitted Liens) any properties or assets that are material, individually or in the aggregate, to the Company, taken as a whole, except sales of personal property and excess or obsolete assets in the ordinary course of business consistent with past practice;

(viii) make any loans, advances or capital contributions to, or investments in, any other person, other than to or in the Company, other than the extension of credit to vendors and customers (including equipment and appliance financing) in the ordinary course of business consistent with past practice;

(ix) (A) make, revoke or amend any material Tax election; (B) change any Tax accounting methods, policies or practices except as required by the Code, (C) file any amended material Tax Return or claim for refund with respect to any material amount of Tax, (D) consent to extend the period of limitations for the payment or assessment of any material Tax, (E) enter into any closing agreement affecting any material Tax liability or refund, or (F) settle or compromise any material Tax liability or refund;

(x) amend the Company Credit Agreement in a manner that causes it to no longer be repayable in full on or prior to the Closing Date without any adverse impact on Purchaser following the Closing;

(xi) loan or advance any amount to, or sell, transfer or lease any of its assets to, pay any dividend to, or enter into any agreement or arrangement with, Seller or any of its affiliates (other than the Company), except for (A) dividends up to $32,400,000 during the 12-month period ended September 30, 2014 and up to $28,500,000 during the 12-month period ended September 30, 2015, (B) intercompany transactions in the ordinary course of business consistent with past practice, (C) arrangements or obligations pursuant to existing contracts, including under the Second Amended and Restated Tax Reimbursement Agreement among Seller, the Company and the other affiliates of Seller dated as of January 1, 2014 and any agreements and arrangements relating to the provision of shared services among the Seller and its subsidiaries consistent with past practices, (D) Benefit Plans or Benefit Agreements the entry into of which is not prohibited by Section 5.01(a)(v), and (E) sales, transfers or exchanges among Seller and its affiliates of personal property located in their respective corporate offices to clarify and rationalize the ownership of such personal property with the current and expected post-Closing uses thereof;

(xii) enter into any natural gas supply, gathering, distribution, transportation or storage Contract, other than any such Contract entered into in the ordinary course of business consistent with Good Utility Practice and (A) not reasonably likely to require payments by the Company in excess of $10,000,000 during any calendar year, or $50,000,000 over the term of such Contract, and (B) the result of which does not extend the term for fixed-price purchases of natural gas for more than 24 months; provided, however, that, in the ordinary course of business consistent with Good Utility Practice, the Company may renew any existing transportation or storage Contract the term of which will expire within twenty-four (24) months of the date of this Agreement;

(xiii) to the extent not expressly permitted by a specific exclusion in the restrictions set forth in another paragraph of this Section 5.01(a), (A) enter into, terminate, renew, amend or modify in any material respect any Material Contract, other than in the ordinary course of business consistent with past practice and provided that such Material Contract (as entered, renewed, amended or modified) is cancelable upon notice of 60 days or less without a penalty that is material relative to the payments to be made by the Company pursuant to such Material Contract, (B) pay, discharge or satisfy any material claims, liabilities or obligations with respect to any Material Contract other than in accordance with the terms thereof in the ordinary course of business consistent with past practice or (C) waive, release, assign or settle any material claims, liabilities or obligations with respect to any Material Contract, other than in the ordinary course of business consistent with past practice;

(xiv) terminate any officer or senior executive of the Company other than for cause (other than the officers listed on Section 1.03(d) of the Company Disclosure Letter), or, except for terminations of individual employees for issues related to such employees, engage in any employee layoffs or facility closures; or

(xv) authorize any of, or commit or agree to take any of, the foregoing actions.

(b) The Company shall not take any action that would, or that would reasonably be expected to, (i) result in any condition set forth in Article VII not being satisfied or (ii) impair the ability of Purchaser, Seller or the Company to obtain, or adversely impact the terms or conditions of, the HSR Approval and the Required Regulatory Approvals.

(c) From the date of this Agreement until the Closing Date, the Company shall, and Seller shall cause the Company to, use commercially reasonable efforts to make capital expenditures during the rate year of the Company ending September 30, 2014 in amounts generally consistent with the amounts set forth in the Company’s capital expenditure budget for the rate year of the Company ending September 30, 2014 attached to the Company Disclosure Letter as Exhibit A (the “Capital Expenditure Budget”), and during the rate year of the Company ending September 30, 2015, in accordance with the Company’s capital expenditure budget for the rate year of the Company ending September 30, 2015 approved by the Company’s board of directors (which budget shall provide for capital expenditures during the rate year of the Company ending September 30, 2015 in an aggregate amount that is not less than 80% of the amount of capital expenditures provided for in the Capital Expenditure Budget, subject in each case to normal timing and amount variances, and such capital expenditures incurred shall be paid as they become due and payable in the ordinary course of business consistent with past practice.

Section 5.02 Operation of the Business of Purchaser and its Subsidiaries. Purchaser shall not, and shall not permit any of its subsidiaries or affiliates to, take any action that would, or that would reasonably be expected to, (i) result in any condition set forth in Article VII not being satisfied or (ii) impair the ability of Purchaser, Seller or the Company to obtain, or adversely impact the terms or conditions of, the HSR Approval and the Required Regulatory Approvals.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.01 Access to Information.

(a) Except to the extent (and only to such extent) prohibited by applicable Law, from and after the date hereof until Closing, the Company shall afford to Purchaser’s officers, employees, accountants, counsel, financial advisors and other representatives, access to senior executives of the Company to answer Purchaser’s questions concerning the business, operations, financial performance, records, plants, offices and other owned or leased facilities of the Company and access (including for inspection and copying) to the Company’s properties, books, contracts and records, in each case as reasonably requested by Purchaser; provided, however, that in each case, such access shall be given at reasonable times and upon reasonable notice, and Purchaser shall conduct any such activities in such a manner as not to interfere unreasonably with the business, operations or personnel of the Company (it being agreed that such access shall in no way include any Phase II environmental investigation or other invasive procedure or investigation, including any sampling, testing or removal of materials from the offices or properties of the Company). Notwithstanding any provision of this Agreement to the contrary, the Company may withhold (i) any document or information that is subject to the terms of a confidentiality agreement with a third party or attorney-client privilege or (ii) such portions of documents or information relating to pricing or other matters that are highly sensitive if the exchange of such documents (or portions thereof) or information, as determined by the Company’s counsel, prior to the receipt of the HSR Approval, might reasonably result in antitrust difficulties for the Company or its affiliates. If any material is withheld by the Company pursuant to the immediately preceding sentence, the Company shall, and Seller shall cause the Company to, inform Purchaser as to the general nature of what is being withheld, and the Company shall, and Seller shall cause the Company to, cooperate in seeking a way to allow disclosure of such material to the extent doing so would not violate any such third-party confidentiality agreement or attorney-client privilege. All information provided by the Company pursuant to this Section 6.01 shall be subject to the confidentiality agreement, dated January 21, 2014, between Seller and Purchaser, as amended (the “Confidentiality Agreement”) and shall be deemed “Evaluation Material” (as defined in the Confidentiality Agreement).

(b) Notwithstanding the provisions of Section 6.01(a), all requests for access shall be made to such representatives of the Company or Seller as Seller shall designate, who shall be solely responsible for coordinating all such requests and access thereunder.

(c) Notwithstanding any other provisions of this Agreement, Purchaser shall not, directly or indirectly, contact or communicate with (i) any Governmental Entity concerning environmental matters relating to the Company or any real property presently or heretofore owned or leased by the Company or (ii) any current or former owners or occupants of any such real property respecting any such matters, without in each case first obtaining the consent of Seller in writing.

Section 6.02 Reasonable Best Efforts.

(a) Required Actions. Upon the terms and subject to the conditions set forth in this Agreement, each of Purchaser, Seller and the Company shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Transactions, including:

(i) obtaining in the most expeditious manner practicable all necessary actions or nonactions, Consents, Governmental Authorizations and Orders (including with respect to the HSR Approval and the Required Regulatory Approvals, but subject to Section 6.02(b) and Section 6.02(c), as applicable) from Governmental Entities in connection with the authorization, execution, delivery, performance and consummation of this Agreement, the Ancillary Documents and the Transactions;

(ii) vigorously defending any lawsuits or other legal proceedings, whether regulatory, judicial, administrative or other, to which it is a party challenging or affecting this Agreement, the Ancillary Documents or the Transactions (including all regulatory proceedings necessary or advisable in connection with obtaining the HSR Approval and the Required Regulatory Approvals) or seeking to prohibit or delay the consummation of the Transactions or rescind, vacate, or otherwise challenge any Orders granted;

(iii) seeking to have lifted or rescinded any injunction or restraining order which may adversely affect the ability of the parties to consummate the Transactions;

(iv) as promptly as practicable, and in any event within 90 days after the date hereof or such later date as Seller and Purchaser may agree, making or causing to be made all necessary notifications, applications and filings (including with respect to the HSR Approval and the Required Regulatory Approvals), and thereafter make any other required submissions, and pay any fees due in connection therewith, with respect to this Agreement, the Ancillary Documents and the Transactions required under or with respect to the HSR Approval and the Required Regulatory Approvals; provided, however, that Seller, the Company and

Purchaser shall cooperate with each other in connection with determining whether any action by or in respect of, or filing with, any Governmental Entity is required in connection with the Transactions (including with respect to the HSR Approval and the Required Regulatory Approvals) and seeking any such actions, consents, approvals or waivers or making any such filings;

(v) Seller using its reasonable best efforts, including paying reasonable consent fees, if necessary, to obtain the amendments contemplated by Section 7.03(c) in such a form as would satisfy the condition contained in Section 7.03(c); and

(vi) executing and delivering any additional instruments necessary to consummate the Transactions and fully carry out the purposes of this Agreement.

(b) HSR Approval. Without limiting the foregoing, Purchaser agrees to take, or cause to be taken, any and all steps and to make, or cause to be made, any and all undertakings necessary to avoid or eliminate each and every impediment asserted by any Governmental Entity in connection with the termination or expiration of the waiting period under the HSR Act at the earliest possible date (the “HSR Approval”), so as to enable the Closing to occur as promptly as practicable, including agreeing to conditions imposed by, or taking any action required by, any Governmental Entity, in each case as may be required in order to obtain the HSR Approval or to avoid the entry of, or to effect the lifting or dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding, which would otherwise have the effect of preventing or delaying the Closing. Notwithstanding the foregoing or anything in this Agreement to the contrary, Purchaser shall not be required to, and Seller and the Company shall not, in connection with obtaining the HSR Approval, consent to or take any action with respect to the Transactions, that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on Purchaser, taken as a whole (including, for this purpose, assuming its ownership of the Company following the Closing). For the avoidance of doubt, none of the exclusions set forth in the definition of “Company Material Adverse Effect” shall be deemed to apply to any reference to “material adverse effect” in this Section 6.02(b). Notwithstanding the foregoing or anything in this Agreement to the contrary, Seller and the Company shall not be required to, and Purchaser shall not, in connection with obtaining the HSR Approval, consent to (x) the taking of any action or the imposition of any terms, conditions, limitations or standards of service the effectiveness or consummation of which is not conditional upon the occurrence of the Closing or (y) the imposition of any terms, conditions or limitations on or with respect to Seller, any of its affiliates (other than the Company), any of their respective businesses or any of the benefits to Seller and its affiliates (other than the Company) of the Transactions.

(c) Required Regulatory Approvals. Without limiting the foregoing, Purchaser agrees to take, or cause to be taken, any and all steps and to make, or cause to be made, any and all undertakings necessary to avoid or eliminate each and every impediment asserted by any Governmental Entity in connection with obtaining the Required Regulatory Approvals applicable to Purchaser or the Company, so as to enable the Closing to occur as promptly as practicable, including agreeing to conditions imposed by, or taking any action required by, any Governmental Entity, in each case as may be required in order to obtain the Required Regulatory Approvals or to avoid the entry of, or to effect the lifting or dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding, which would otherwise have the effect of preventing or delaying the Closing. Notwithstanding the foregoing or anything in this Agreement to the contrary, Purchaser shall not be required to, and Seller and the Company shall not, in connection with obtaining the Required Regulatory Approvals, consent to or take any action with respect to the Company, in each case, that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on the Company, taken as a whole. For the avoidance of doubt, none of the exclusions set forth in the definition of “Company Material Adverse Effect” shall be deemed to apply to any reference to “material adverse effect” in this Section 6.02(c). Notwithstanding the foregoing or anything in this Agreement to the contrary, Seller and the Company shall not be required to, and Purchaser shall not, in connection with obtaining the Required Regulatory Approvals, consent to (x) the taking of any action or the imposition of any terms, conditions, limitations or standards of service the effectiveness or consummation of which is not conditional upon the occurrence of the Closing or (y) the imposition of any terms, conditions or limitations on or with respect to Seller, any of its affiliates (other than the Company), any of their respective businesses or any of the benefits to Seller and its affiliates (other than the Company) of the Transactions.

(d) Cooperation. Without limiting the generality of anything contained in this Section 6.02, each party hereto shall: (i) jointly coordinate the overall development of the positions to be taken and the regulatory actions to be requested in any applications and filings for approval of the matters contemplated by this Agreement which require regulatory approval and of all other regulatory matters incidental thereto which are to be addressed in such applications and filings; (ii) furnish to each other all information required for any application or other filing under the rules and regulations of any applicable Law in connection with the Transactions; (iii) promptly inform the other parties and provide copies to such parties of any communication to or from any Governmental Entity regarding the Transactions; (iv) give the other parties prompt notice of the making or commencement of any request, inquiry, investigation, action or legal proceeding by or before any Governmental Entity with respect to the Transactions; and (v) keep the other parties informed as to the status of any such request, inquiry, investigation, action or legal proceeding, subject in each case to such limitations and exceptions to the foregoing as each party deems prudent based upon the advice of its antitrust counsel. Each party hereto will consult and cooperate with the other parties and will consider in good faith the views of the other parties in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with the Transactions. In addition, except as may be prohibited by any Governmental Entity or by any Law, in connection with any such request, inquiry, investigation, action or legal proceeding, each party hereto will permit authorized representatives of the other parties to be present at each meeting or conference relating to such request, inquiry, investigation, action or legal proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with such request, inquiry, investigation, action or legal proceeding; provided, however, that a party shall not be deemed to have breached this covenant if (A) such party uses efforts reasonable under the circumstances to contact the other party or its representatives, but is nonetheless unable to reach the other party or its representatives prior to the time at which such Governmental Entity proposes to conduct such meeting or discussion, or (B) any such designated representatives are unable to participate in such meeting at such proposed time. No party to this Agreement shall consent to any voluntary delay of the Closing at the behest of any Governmental Entity without the consent of the other parties, which consent shall not be unreasonably withheld, delayed or conditioned. No party to this Agreement, directly or indirectly through one or more of their respective affiliates, shall take any action, including acquiring or making any investment in any corporation, partnership, limited liability company or other business organization or any division or assets thereof, that would reasonably be expected to cause a material delay in the satisfaction of the conditions contained in Article VII. Nothing in this Section 6.02 will apply to or restrict communications or other actions by the Company with or with respect to any Governmental Entity in connection with its business in the ordinary course of business.

(e) Control of Company Operations Prior to Closing. Nothing contained in this Agreement shall give Purchaser, directly or indirectly, the right to control or direct the operations of the Company prior to the Closing, but the foregoing shall not be interpreted to limit any consent or other rights of Purchaser set forth in this Agreement. Prior to the Closing, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

Section 6.03 Notification. Until the Closing, each of Seller and the Company shall give prompt notice to Purchaser, and Purchaser shall give prompt notice to Seller and the Company, of (i) the breach or failure to be true and correct of any representation or warranty made by it contained in this Agreement, which breach or failure to be true and correct would give rise to the failure of a condition in Section 7.02(a), Section 7.02(b) or Section 7.03(a), as applicable, or (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

Section 6.04 Public Announcements. Subject to Section 6.18, any public announcement or similar publicity with respect to this Agreement or the Transactions will be issued, if at all, at such time and in such manner as mutually agreed to by Seller and Purchaser; provided, however, that the foregoing shall not prohibit any party from making, issuing or releasing any announcements, statements or acknowledgments that such party is required to make, issue or release by applicable Law or by any listing agreement with or listing rules of a securities exchange or trading market or inter-dealer quotation system (provided that such party has used reasonable efforts to give the other party prior notice thereof to review such disclosure). Notwithstanding the foregoing, a party may issue a press release with the prior approval of the other party (with such approval not to be unreasonably withheld). Subject to Section 6.18, except as otherwise agreed to by Seller and Purchaser or required by Law, prior to the Closing, each party and its representatives and agents will keep this Agreement and any information about the Transactions strictly confidential and shall not make any disclosure of this Agreement to any other person. Seller and Purchaser will consult with each other concerning the means by which the Company, employees, customers, and suppliers and others having dealings with the Company will be informed of the Transactions.

Section 6.05 Benefits.

(a) At or prior to Closing, Seller shall cause the Energen Corporation Retirement Income Plan, including its related trust, (“Seller Retirement Income Plan”), and the Energen Corporation Dental Expense Benefit Plan, the Energen Corporation Group Life Insurance Plan, the Energen Corporation Disability Plan, the Energen Corporation Retiree

Welfare Plan, the Energen Corporation Retired Salaried Employee Group Life Insurance Plan, and the Energen Corporation Flexible Benefit Plan, including the related trusts or other funding vehicle of each (collectively, “Seller Welfare Plans”), each to be split into two separate groups of plans, one group (the plan being split from the Seller Retirement Income Plan being referred to as the “Company Retirement Income Plan,” and the remainder of such plans being split off being referred to as the “Company Welfare Plans”) (collectively, the “Company Benefit Plans”), respectively, for the benefit of Company Personnel and other Company Covered Individuals, and one for the benefit of other current and former employees of Seller and its subsidiaries (excluding the Company) and their respective covered beneficiaries (each, a “Seller Benefit Plan” and, collectively, the “Seller Benefit Plans”), and shall cause the Company to assume sponsorship of the Company Benefit Plans. With respect to the split of the Seller Retirement Income Plan, the assets related to such plan will be allocated between the Seller Retirement Income Plan and the Company Retirement Income Plan in accordance with Section 4044 of ERISA and the regulations thereunder. With respect to the split of the Energen Corporation Retiree Welfare Plan, the assets related to such plan (including those in the related trusts for such plan), will be allocated pro rata between the Energen Corporation Retiree Welfare Plan and the Company Welfare Plan being created for purposes of splitting the Energen Corporation Retiree Welfare Plan in proportion to the underlying benefit obligations of such plans resulting from the split. Neither Purchaser or the Company nor any of their affiliates shall assume or have any liability with respect to any Seller Benefit Plan.

(b) For a period of three years following the Closing Date, Purchaser shall maintain or cause its subsidiaries (including the Company) to maintain without material alteration the Defined Benefit Plans, the Disability Plan and the Post-Retirement Health Plan. Other than with respect to employees who are subject to a collective bargaining agreement (the benefits of such employees being pursuant to such collective bargaining agreements), until the end of the calendar year in which the Closing Date occurs, Purchaser shall maintain, or cause its subsidiaries (including the Company) to maintain, for the benefit of the employees of the Company as of the Closing (the “Company Employees”), employee benefit plans and compensation arrangements that provide comparable compensation and benefits in the aggregate as those provided in the Benefit Plans, the Benefit Agreements and the Company Benefit Plans immediately prior to the Closing Date (other than equity-based compensation and non-qualified deferred compensation). Purchaser shall provide each Company Employee who is terminated during the twelve-month period immediately following the Closing Date with severance payments and benefits that are no less favorable than those disclosed in Section 6.05(b) of the Company Disclosure Letter. Notwithstanding the foregoing, no provision of this Agreement shall create any right in any employee to continued employment by Seller, the Company, Purchaser or any respective subsidiary of any thereof, or preclude the ability of Seller, the Company, Purchaser or any respective subsidiary of any thereof to terminate the employment of any employee for any reason.

(c) Purchaser and Seller will enter into an agreement acceptable to the Trustees of both the transferor and transferee plans involved that will provide for a plan-to-plan transfer of the benefits and associated assets of specified participants in the Energen Corporation Employee Savings Plan (the “Seller 401(k) Plan”) to a similar 401(k) plan maintained by Purchaser or one of its affiliates, including the Company. The participants whose accounts will be transferred pursuant to the terms of such agreement are Company employees, persons who were employees of the Company or shared services employees of the Seller or any of its affiliates at the time of their separation from employment with the Seller and its affiliates, and persons who derive their rights to benefits under such plan from any of the foregoing persons. Such plan-to-plan transfer shall (i) provide for the transfer of the Seller common stock and participant loans held in the accounts of the participants whose benefits in the Seller 401(k) Plan are transferred to the Purchaser’s plan, such loans to remain outstanding and payable in accordance with their terms and (ii) permit the Seller common stock transferred to be held in the Purchaser’s plan for a period of at least twenty-four months following the transfer. Purchaser shall also be required to permit, and to cause the Company to permit, all employees of the Company to become participants in Purchaser’s 401(k) Plan effective as of the Closing, including by way of offering a special enrollment date.

(d) At or prior to Closing, Seller shall transfer to a flexible benefits plan that is qualified under Section 125 of the Code and that shall be maintained by Company for non-collectively bargained Company Employees as of the Closing Date (the “Company Flex Plan”), in cash, any health care and dependent care balances standing to the credit of such Company Employees under the Energen Corporation Flexible Benefits Plan (the “Other Flex Plan”) as of the date of such transfer, and the Company shall reimburse such Company Employees for all eligible health and dependent care expenses submitted on or after the date of such transfer. The Company Flex Plan shall continue the salary reduction elections made by non-collectively bargained Company Employees as in effect prior to the date of transfer for the remainder of the applicable plan year.

(e) Purchaser shall, and shall cause its subsidiaries (including the Company) to, cause any “employee benefit plan” (as defined in Section 3(3) of ERISA, whether or not subject to ERISA) maintained by Purchaser or any of its subsidiaries (including the Company) (including any vacation, paid time-off and severance plans) to recognize each Company Employee’s service with the Company (as well as service with any predecessor of the Company or with Seller or any affiliate of Seller, to the extent service with any such entity is recognized by the Company), for all purposes; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits provided in any of the other employee benefit plans sponsored by Purchaser or any of its subsidiaries.

(f) Purchaser shall, and shall cause its subsidiaries (including the Company) to, waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by Purchaser or any of its subsidiaries in which Company Employees (and their eligible dependents) will be eligible to participate from and after the Closing Date, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Benefit Plan immediately prior to the Closing Date. Purchaser shall, or shall cause its subsidiaries (including the Company) to, recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Company Employee (and his or her eligible dependents) during the calendar year in which the Closing Date occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which such Company Employee (and his or her eligible dependents) will be eligible to participate from and after the Closing Date.

(g) Following the Closing, the Company shall, and the Purchaser shall cause the Company to, comply in all respects with the Worker Adjustment and Retraining Notification Act, as amended (the “WARN Act”), and any similar state or local law which is applicable. For a period following the Closing equal to the longest prior notification period under the WARN Act and any similar state or local law which is applicable, the Company shall not, and the Purchaser shall cause the Company to not, effect any “plant closing” or “mass layoff” within the meaning of the WARN Act or any similar event proscribed or regulated by any similar state or local law. Notwithstanding the foregoing, no provision of this Agreement shall create any right in any employee to continued employment by Seller, the Company, Purchaser or any respective subsidiary thereof, or preclude the ability of Seller, the Company, Purchaser or any respective subsidiary thereof to terminate the employment of any employee for any reason. This Section 6.05(g) shall be binding upon and shall inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 6.05(g), express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Section 6.05(g) or is intended to be, shall constitute or be construed as an amendment to or modification of any employee benefit plan, program, arrangement or policy of Seller, the Company, Purchaser or any respective subsidiary thereof. No Company Employee (including any beneficiary or dependent thereof) shall be regarded for any purpose as a third-party beneficiary of this Agreement pursuant to this Section 6.05(g), and this Section 6.05(g) shall not create such rights in any such person.

(h) Purchaser shall be solely liable for the obligation to provide continuation coverage to any “qualified beneficiary” of the Company as of the Closing Date (as such term is defined in the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”), Treasury Regulation Section 54.4980B-3, and other applicable guidance) to any individual who is a qualified beneficiary as of the Closing Date on account of a qualifying event that occurred in connection with the termination of a shared service employee of the Company, Seller and any affiliated employer; to any individual who is a qualified beneficiary on account of a qualifying event that occurred before the Closing Date in connection with the termination of (i) an employee of the Company or (ii) a shared service employee of the Company, Seller and any affiliated employer, whose election period with respect to COBRA continuation coverage has not expired as of the Closing Date; to any qualified beneficiary with respect to the Transactions; and to any shared service employee of the Company, Seller and any affiliated employer whose employment is terminated prior to or in connection with the Transactions and is entitled to COBRA continuation coverage.

(i) Purchaser shall assume at the Closing the obligations of Seller under the Severance Compensation Agreements disclosed in Section 6.05(i) of the Company Disclosure Letter and shall deliver to Seller at the Closing an instrument of assumption thereof in form reasonably satisfactory to Seller.

(j) The Company shall, and the Purchaser shall cause the Company to, pay cash incentives with respect to the calendar year in which the Closing of the Transactions occurs in accordance with the procedures therefor provided in Section 6.05(j) of the Company Disclosure Letter.

(k) Seller and Purchaser shall each cooperate with the other and shall provide to the other such documentation, information and assistance as is reasonably necessary to effect the provisions of this Section 6.05.

Section 6.06 Transfer Taxes. All stock transfer, real estate transfer, documentary, stamp, recording and other similar Taxes incurred in connection with the Transactions (“Transfer Taxes”) shall be borne by Purchaser. To the extent applicable Law requires Seller to pay any Transfer Taxes, Purchaser shall promptly reimburse Seller for such Transfer Taxes.

Section 6.07 Tax Election.

(a) Seller and Purchaser shall join in making an election under Section 338(h)(10) of the Code (and any corresponding equivalent elections under state or local law, including an election under the equivalent to Section 338(g) of the Code in those jurisdictions where an election under Section 338(h)(10) is not permitted) (collectively, a “Section 338(h)(10) Election”) with respect to the purchase and sale of the Shares to treat such purchase and sale as a deemed purchase and sale of assets for federal income Tax and state income and or franchise Tax purposes. In connection with the Section 338(h)(10) Election, each of Seller and Purchaser will duly execute, or cause to be executed, IRS Form 8023 (and any comparable form required for purposes of making such elections under state Law) and shall deliver such forms to the other party before or at the Closing. If any changes are required in these forms as a result of information which is first available after these forms are prepared, the parties will promptly agree on such changes and execute and deliver updated forms to each other. Seller shall include in Seller’s income Tax Returns for the taxable period that includes the Closing Date, and Purchaser shall include in Purchaser’s income Tax Returns, or shall cause the Company to include in its income Tax Returns, for the taxable period that includes the day after the Closing Date, any forms that are required to be so included on account of the Section 338(h)(10) Election including, but not limited to, IRS Form 8883 (and any comparable forms required to make such election under state Law). Seller shall include any income, gain, loss, deduction or other Tax item resulting from the Section 338(h)(10) Election on Seller’s Tax Returns to the extent required by applicable law. Seller shall also pay any Taxes imposed on the Company attributable to the making of the Section 338(h)(10) Election, including any state, local or non-U.S. Tax imposed on the Company’s gain. Seller and Purchaser shall cooperate fully, and in good faith, with each other in making the Section 338(h)(10) Election.

(b) In connection with the Section 338(h)(10) Election, the parties agree that the Purchase Price and the liabilities of the Company (plus other relevant items) will be allocated to the assets of the Company for Tax and financial accounting purposes in the manner determined by Purchaser in its reasonable discretion, provided, however, that the portion of the Purchase Price allocated to the Company’s fixed assets shall not be greater than the fair market value of the fixed assets as of the Effective Time, also as determined by Purchaser in its reasonable discretion. Purchaser shall provide Seller with a copy of such allocation within one hundred twenty (120) days following the Closing Date, and Seller shall have the right to review and comment on the allocation. Purchaser shall make changes to the allocation reasonably requested by Seller in writing within thirty (30) days after Seller receives a copy of the allocation from Purchaser. Purchaser and Seller shall file all Tax Returns (including amended returns and claims for refund) and information reports in a manner consistent with such allocation. The parties shall exchange mutually acceptable Internal Revenue Service forms (and any equivalent local, state and foreign tax forms) reflecting such allocations which are to be filed with the IRS and/or any applicable state, local or foreign Tax authority.

(c) Purchaser shall indemnify Seller for any additional Tax owed by Seller (including Tax owed by Seller due to this indemnification payment) resulting from any transaction engaged in by the Company not in the ordinary course of business occurring on the Closing Date after Purchaser’s purchase of the Shares. For the avoidance of doubt, “any transaction” in the previous sentence does not include the aforementioned Section 338(h)(10) Election.

Section 6.08 Tax Returns.

(a) Seller shall prepare or cause to be prepared and timely file or cause to be timely filed, taking into account valid extensions of time within which to file, all Tax Returns that are required to be filed with respect to the Company for taxable periods ending on or before the Closing Date. Seller shall remit or cause to be remitted any Taxes due in respect of such Tax Returns. Subject to Section 6.08(b), Purchaser shall prepare all other Tax Returns that are required to be filed with respect to the Company.

(b) In the case of any Tax Return that is due after the Closing Date, that could reasonably be expected to lead to an indemnity claim under Section 9.01(d) (or under Section 9.01(b) with respect to a breach of any representation or warranty in Section 2.07 or Section 3.09), Purchaser shall prepare all such Tax Returns in a manner consistent with the past custom and practice of the Company. Seller shall have the right to review, comment on and make changes to each such Tax Return. Purchaser shall thereafter execute and timely file each such Tax Return and timely remit such Taxes, and Purchaser shall then be entitled to file any applicable indemnity claims under Section 9.01(d) (or under Section 9.01(b) with respect to a breach of any representation or warranty in Section 2.07 or Section 3.09).

Section 6.09 Assistance and Cooperation. To the extent reasonably requested by Seller or Purchaser, after the Closing Date, Seller and Purchaser shall (and shall cause their respective affiliates to) (i) assist the other party in preparing any Tax Returns which such other party is responsible for preparing and filing in accordance with Section 6.08, and (ii) cooperate fully in preparing for any audits of, or disputes with any Tax authority regarding, any Tax Returns of the Company. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Company and Seller agree to retain all books and records with respect to Tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Purchaser or Seller, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority.

Section 6.10 Computation of Tax Liabilities. To the extent allowable or required by Law, any applicable taxable period of the Company which includes the Closing Date shall be treated as closing at the Effective Time. For purposes of Section 9.01(d), with respect to Taxes of a Straddle Period (which is not treated under the immediately preceding sentence as closing at the Effective Time), Taxes for the portion of the Straddle Period ending at the Effective Time shall be computed (a) in the case of Taxes (such as real or personal property Taxes) imposed on a periodic basis, based on the number of days of the Straddle Period that are in the period ending at the Effective Time and (b) in the case of all other Taxes, as if such taxable period ended at the Effective Time.

Section 6.11 Director and Officer Indemnification.

(a) From and after the Closing Date, Purchaser shall, to the fullest extent permitted by Law, cause the Company to honor all the Company’s obligations to indemnify (including all obligations to advance funds for expenses) the current or former directors or officers of the Company for acts or omissions by such directors and officers occurring prior to the Closing Date to the extent that such obligations of the Company exist on the date of this Agreement, whether pursuant to the Company Charter, the Company Bylaws, individual indemnity agreements or otherwise, and such obligations shall survive the Transactions and shall continue in full force and effect in accordance with the current terms of the Company Charter, the Company Bylaws and such individual indemnity agreements from the Closing Date until the expiration of the applicable statute of limitations with respect to any claims against such directors or officers arising out of such acts or omissions. Section 6.11(a) of the Company Disclosure Letter sets forth all indemnification obligations of the Company other than such obligations under the Company Charter, the Company Bylaws or applicable Law.

(b) Prior to the Closing, the Company shall obtain and fully pay the premium for the extension of the directors’ and officers’ liability coverage of the Company’s existing and former directors and officers, for a claims reporting or discovery period of at least six years from and after the Closing Date with respect to any claim related to any period of time at or prior to the Closing Date, which extension policy shall be primary insurance with respect to the Company, and shall be in the form negotiated by Seller with Seller’s existing insurance carrier (collectively, “D&O Insurance”) with the terms, conditions, retentions, limits of liability and coverages provided under Seller’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a current or former director or officer of the Company by reason of him or her serving in such capacity that existed or occurred at or prior to the Closing Date (including in connection with this Agreement or the transactions or actions contemplated hereby); provided, that if Seller is unable to negotiate such an extension policy with Seller’s existing carrier, Purchaser shall cause the Company as of the Closing Date to obtain and fully pay the premium for an extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies, for a claims reporting or discovery period of at least six years from and after the Closing Date with respect to any claim related to any period of time at or prior to the Closing Date, which extension policy shall be primary with respect to the Company, from an insurance carrier with the same or better credit rating as the Company’s, as the case may be, current insurance carrier with respect to the D&O Insurance with terms, conditions, retentions and limits of liability that are no less advantageous than the coverage provided under the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a current or former director or officer of the Company by reason of him or her serving in such capacity that existed or occurred at or prior to the Closing Date (including in connection with this Agreement or the transactions or actions contemplated hereby); provided, however, that in no event shall the Company pay, or Purchaser be required to reimburse Company for, more than the amount specified in Section 6.11(b) of the Company Disclosure Letter for such six-year extension of the D&O Insurance. In the event of a Claim covered under the six-year extension of the D&O Insurance, satisfaction of the corporate retention shall be the obligation of Purchaser or the Company.

Section 6.12 Indebtedness.

(a) At the Closing, Purchaser shall cause the Company to pay, by wire transfer of cash in immediately available funds pursuant to written instructions and amounts specified by Seller in a written notice to be provided by Seller to Purchaser at least three Business Days prior to the Closing Date to the administrative agent under the Company Credit Agreement or any Indebtedness incurred to refinance or replace the Company Credit Agreement (the “Company Credit Agreement Repayment Amount”), for the account of the lenders of such Indebtedness immediately following the Closing against delivery by such administrative agent of documentation in a form reasonably satisfactory to Purchaser, evidencing the release as of the Closing of (i) the Company from its obligations under such Indebtedness and (ii) the Liens created by such Indebtedness and related security agreements on the Company and all collateral owned by the Company, if any. For income tax purposes, the parties agree to report the transaction occurring pursuant to the preceding sentence as follows: Immediately prior to the Closing, (x) Purchaser shall be treated as paying the Company Credit Agreement Repayment Amount to Seller as part of the Purchase Price as contemplated by Section 1.03(c) of this Agreement, (y) Seller shall then be treated as making a capital contribution to the Company in the amount of the Company Credit Agreement Repayment Amount and (z) the Company shall then be treated as paying the Company Credit Agreement Repayment Amount to the administrative agent for the account of the lenders of such Indebtedness.

(b) Within five Business Days (for purposes of this Section 6.12(b) only, as defined in the AIG Note Purchase Agreement, in the case of the AIG Notes, and in the Prudential Purchase Agreement, in the case of the Prudential Notes) following the Closing Date, Purchaser shall, or shall cause the Company to, (i) give written notice of the consummation of the Transactions to the holders of the Company’s 3.86% senior secured notes due December 22, 2021 (the “AIG Notes”), make an offer to prepay the AIG Notes not less than ten nor more than 30 days following the date of such offer as provided in Section 8.3 of the Note Purchase Agreement dated December 22, 2011, between the Company and certain affiliates of American International Group, Inc. (the “AIG Note Purchase Agreement”), and thereafter prepay each AIG Note validly tendered and not withdrawn pursuant to such offer, in each case in accordance with the provisions of the AIG Note Purchase Agreement and (ii) give written notice of the consummation of the Transactions to the holders of the Company’s 3.86% senior secured notes due December 22, 2021 (the “Prudential Notes” and together with the AIG Notes, the “Company Notes”), make an offer to prepay the Prudential Notes not less than ten nor more than 30 days following the date of such offer as provided in Section 8.3 of the Note Purchase Agreement dated December 22, 2011, between the Company and The Prudential Insurance Company of America and certain of its affiliates (the “Prudential Note Purchase Agreement”), and thereafter prepay each Prudential Note validly tendered and not withdrawn pursuant to such offer, in each case in accordance with the provisions of the Prudential Note Purchase Agreement. Notwithstanding the foregoing provisions, this Section 6.12(b) shall only apply to the extent the AIG Notes and the Prudential Notes remain outstanding after the Closing.

Section 6.13 Fees and Expenses. Except as otherwise provided in this Agreement, all fees and expenses incurred in connection with the Transactions shall be paid by the party incurring such fees or expenses; provided, that all filing fees and expenses (except expenses of legal counsel of each of Seller and the Company) payable in connection with the Required Regulatory Approvals shall be paid by Purchaser, whether or not the Closing occurs.

Section 6.14 FIRPTA Certificate. Seller shall deliver to Purchaser at the Closing a certificate, duly completed and executed, certifying that it is not a foreign person. Such certificate shall be substantially in the form of the sample set forth in Treasury Regulation Section 1.1445-2(b)(2)(iv)(B).

Section 6.15 Insurance.

(a) Purchaser acknowledges that the Company shall not be entitled to coverage under any insurance policies maintained by Seller or its affiliates (other than directly by the Company) from and after the Closing. Notwithstanding the foregoing, Seller shall provide recovery to the Company in accordance with the terms of the Company Insurance Policies, or any other historical insurance policy, (at no cost to Seller or any of its affiliates) retained from a third-party to insure the Company for any claims made or Losses incurred prior to the Closing Date that relate to the Company if such claim was reported or made against the Company Insurance Policies or such other insurance policies prior to the Closing or if the Company Insurance Policies or such other insurance policies (at no cost to Seller or any of its affiliates) permit the Company to pursue such claim after the Closing even if it was not reported or made prior to the Closing (such claim and Losses, collectively, the “Recoverable Insurance Claims”). To the extent any Recoverable Insurance Claim is subject to indemnification by Seller under Article IX of this Agreement, in accordance with Section 9.06(b), any payment by Seller under Article IX shall be net of any payments received by the Company pursuant to the Company Insurance Policies or such other insurance policies.

(b) In the ordinary course the Company reports, and through Closing the Company will continue to report, to the Company’s insurance carriers potential or actual claims of which it is aware and which it evaluates as having a reasonable possibility of exceeding applicable retentions or deductibles and having a potential insurance recovery. In addition, prior to Closing, Seller shall notify the carriers of Company Insurance Policies (in accordance with such policies) of the actual and potential claims and incidents reasonably known to the Company in the ordinary course of business that could be insurable.

Section 6.16 Settlement of Intercompany Notes; Affiliate Transactions. Seller shall take (or cause to be taken) all action necessary such that (i) all intercompany loans for borrowed money between and among the Company, on the one hand, and Seller and Seller’s subsidiaries (other than the Company), on the other hand, shall be eliminated (which may include the netting of receivables and payables, contributions to equity and dividends) and (ii) except as disclosed in Section 6.16 of the Company Disclosure Letter or as provided in Section 3.09(m), all Contracts by and between Seller or its affiliates (other than the Company), on the one hand, and the

Company, on the other hand, shall be terminated, in each case, prior to the Closing, provided, that such Contracts will be determined to have terminated prior to the determination of Cash, Indebtedness, Current Assets and Current Liabilities for purposes of calculating the Purchase Price, and without any consideration or further liability on the part of the parties thereto. Notwithstanding the foregoing, Intercompany payables for shared services and employees and allocations of overhead items will be settled in the normal course or as part of the determination of the Net Adjustment Amount.

Section 6.17 Concerning Financing.

(a) Subject to the terms and conditions of this Agreement, Purchaser shall use its reasonable best efforts to obtain the Financing on the terms and conditions described in the Financing Letter (as may be amended in accordance with the terms below), after giving effect to the market flex terms in the Fee Letter, and shall not permit any amendment or modification to be made to (other than to amend the Financing Letter to add lenders, co-agents, lead arrangers or similar entities who have not executed the Financing Letter as of the date hereof or to reassign titles), or any waiver of any provision or remedy under, the Financing Letter or the Fee Letter, if such amendment, modification or waiver (i) reduces the aggregate amount of the Financing or (ii) imposes new or additional conditions or other terms or otherwise expands, amends or modifies any of the conditions to the receipt of the Financing or other terms in a manner that would reasonably be expected to (x) delay or prevent the Closing, (y) make the timely funding of the Financing or satisfaction of the conditions to obtaining the Financing less likely to occur or (z) adversely impact the ability of Purchaser to enforce its rights against the other parties to the Financing Letter or the definitive agreements with respect thereto, other than a waiver of any closing conditions by the lead arrangers, lenders or agents; provided, that Purchaser shall have the right to substitute other financing for all or any portion of the Financing from the same and/or alternative financing sources; provided, further, that such substitution shall only be permitted if (A) the terms thereof would not be reasonably expected to delay or prevent the Closing or make the timely funding of the Financing or satisfaction of the conditions to obtaining the Financing less likely to occur and (B) the conditions to the Financing set forth in the Financing Letter would not be expanded or modified in a manner that would reasonably be expected to delay or prevent the Closing; provided, still further, that any such substitute financing shall not obligate any of Seller or its affiliates (including the Company) as a surety, guarantor or indemnitor or to extend credit to any person. Notwithstanding anything to the contrary herein, Purchaser shall have the right to reduce the Financing to the extent Purchaser actually raises additional capital (whether debt or equity). Any reference in this Agreement to (1) “Financing,” shall include the financing contemplated by the Financing Letter as amended or modified in compliance with this Section 6.17(a) and (2) “Financing Letter,” and “Fee Letter” shall include such documents as amended or modified in compliance with this Section 6.17(a).

(b) Purchaser shall use its reasonable best efforts (i) to maintain in effect the Financing Letter in accordance with the terms and subject to the conditions thereof, (ii) to negotiate and enter into all definitive agreements with respect to the Financing on the terms and conditions contained in the Financing Letter, including the market flex provisions in the Fee Letter, and (iii) to satisfy all conditions to such definitive agreements and consummate the Financing at or prior to the Closing. Purchaser shall keep Seller reasonably apprised of the status of the Financing and developments with respect thereto (including giving Seller prompt notice of any material change with respect to such Financing) and shall provide to Seller copies of all material definitive documents relating to the Financing. Without limiting the generality of the foregoing, Purchaser agrees to notify Seller promptly, and in any event within two Business Days, if at any time (x) the Financing Letter shall expire or be terminated for any reason, (y) any of the other parties to the Financing Letter notify Purchaser that such party no longer intends to provide financing on the terms set forth therein or (z) to Purchaser’s knowledge (without a requirement of due inquiry), any of the other parties to the Financing Letter is or is alleged to be in breach or default thereunder.

(c) To the extent necessary to complete the transactions contemplated hereby, Purchaser shall use its reasonable best efforts to cause the parties providing Financing to fund on the Closing Date the Financing required to consummate the transactions contemplated hereby and the other transactions contemplated by the Financing Letter, including by taking enforcement action, if all conditions in the Financing Letter and all conditions to Closing contained in this Agreement are satisfied or waived, or upon funding will be satisfied.

(d) If the Financing Letter shall be terminated or modified in a manner materially adverse to Purchaser or Seller, if the Financing Letter shall be materially breached or repudiated by the other parties to the Financing Letter, or if any portion of the Financing becomes unavailable on the terms and conditions contemplated in the Financing Letter (other than as a result of obtaining substitute debt financing in accordance with Section 6.17(a)) (such event, an “Original Financing Failure”), Purchaser shall use its reasonable best efforts to arrange promptly to obtain alternative financing from alternative sources on terms and conditions not less favorable to Purchaser or Seller than those contained in the Financing Letter and the Fee Letter and in an amount at least equal to the Financing or such unavailable portion thereof, as the case may be (the “Alternate Financing”) and to obtain a new financing commitment letter with respect to such Alternate Financing (the “New Financing Letter”), which shall replace the existing Financing Letter; provided, that any such Alternate Financing shall not obligate any of Seller or its affiliates (including the Company) as a surety, guarantor or indemnitor or to extend credit to any person (the terms described in this proviso, “Prohibited Alternate Terms”). Purchaser shall not execute a New Financing Letter or consummate any Alternate Financing, without the written consent of Seller, if (i) the terms of the New Financing Letter or Alternate Financing are, in the aggregate, less favorable to Seller than the Financing Letter or the Financing (without giving effect to the Original Financing Failure), (ii) the terms thereof would be reasonably expected to delay or prevent the Closing or make the timely funding of the Alternate Financing or satisfaction of the conditions to obtaining the Alternate Financing less likely to occur, as compared to the Financing Letter and the Financing (without giving effect to the Original Financing Failure), or (iii) the conditions to the Alternate Financing set forth in the New Financing Letter would be expanded or modified in a manner that would reasonably be expected to delay or prevent the Closing, as compared to the Financing Letter and the Financing (without giving effect to the Original Financing Failure). Purchaser shall promptly provide a true, correct and complete copy of such New Financing Letter to Seller. In the event any New Financing Letter is obtained, (i) any reference in this Agreement to the “Financing” shall mean the financing contemplated by the Financing Letter as modified pursuant to clause (ii) below, (ii) any reference in this Agreement to the “Financing Letter” shall be deemed to include the Financing Letter that is not superseded by a New Financing Letter at the time in question and the New Financing Letter to the extent then in effect and (iii) any reference in this Agreement to

“Fee Letter” shall be deemed to include any fee or other letter relating to the Financing Letter that is not superseded by a New Financing Letter at the time in question and the New Financing Letter to the extent then in effect.

(e) Notwithstanding anything to the contrary set forth in this Agreement, with the consent of Seller, Purchaser shall be entitled to pursue substitute financing, the terms of which may differ from the terms set forth in the Financing Letter and such substitute financing may not constitute Alternate Financing. No actions taken by Purchaser, its affiliates or their respective representatives in connection therewith shall in and of itself constitute a breach of the obligations of Purchaser under this Agreement.

(f) Purchaser acknowledges and agrees that, notwithstanding the Company’s obligations under Section 6.18(a), none of the obtaining of the Financing or any alternative financing or the completion of any issuance of securities contemplated by the Financing are a condition to the Closing, and reaffirms its obligation to consummate the Transactions irrespective and independently of the availability of the Financing or any alternative financing or the completion of any such issuance, subject to the applicable conditions set forth in Section 7.01 and Section 7.02.

Section 6.18 Financing Cooperation.

(a) For purposes of this Section 6.18, the term “Financing” shall include any Permanent Financing (as defined in the Financing Letter), whether for debt, equity or otherwise. Prior to the Closing, Seller shall, and shall cause the Company to, and the Company shall use reasonable best efforts to cause their respective officers, directors accountants, attorneys, agents and representatives (collectively, the “Representatives”) to, provide to Purchaser such cooperation reasonably requested by Purchaser in connection with the Financing or the Alternate Financing, including (to the extent reasonably requested and reasonably required):

(i) participating in a customary and reasonable number of meetings (including customary one-on-one meetings or conference calls with the parties acting as lead arrangers, underwriters, initial purchasers or agents for, and prospective lenders and purchasers of, the Financing and senior management and representatives, with appropriate seniority and expertise, of the Company), presentations, due diligence sessions, drafting sessions, road shows and sessions with prospective lenders, investors and rating agencies;

(ii) assisting with the preparation of materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda, lender and investor presentations, registration statements, prospectuses (registered or otherwise) and similar documents and materials for the Financing, including execution and delivery of customary representation letters in connection with an audit of the Company, auditors comfort letter, and bank information memoranda;

(iii) furnishing Purchaser and its Financing Sources with financial and other information regarding the Company as may be reasonably requested by Purchaser (including in connection with Purchaser’s preparation of pro forma financial statements), including, without limitation, unaudited interim financial statements, financial data, projections, audit reports and other information of the type required by Regulation S-X and Regulation S-K under the Securities Act for a registered public offering, and of type and form customarily included in private placements under Rule 144A under the Securities Act, to consummate the offering(s) of debt or equity securities contemplated by the Financing, or as otherwise reasonably required in connection with the Financing, or as otherwise necessary in order to assist in receiving customary “comfort” (including “negative assurance” comfort) from independent accountants in connection with the offering(s) of debt or equity securities contemplated by the Financing, and reasonable and customary authorization letters to the Financing Sources authorizing the distribution of information to prospective lenders and investors and containing customary information (all such information in this clause (iii), the “Required Information”);

(iv) providing information relating to the Company that is reasonably available to it to assist Purchaser in the preparation of, and executing and delivering, any credit agreement, indentures, underwriting agreements, purchase agreements, currency or interest hedging arrangements, other definitive financing documents, officer’s certificates, customary closing documents, or other certificates or documents with respect to the Financing contemplated by the Financing as may be reasonably requested by Purchaser (including customary consents of accountants for use of their reports in any materials relating to the Financing);

(v) furnishing Purchaser and its Financing Sources as promptly as practicable all financial information required to be delivered pursuant to the Financing Letter and monthly financial statements for the Company (to the extent prepared in the ordinary course of business); and

(vi) taking all corporate actions, contingent upon the occurrence of the Closing, reasonably requested by Purchaser that are necessary or customary to permit the consummation of the Financing;

provided, that (A) nothing herein shall require such cooperation to the extent it would require Seller or any of its affiliates to waive or amend any terms of this Agreement, incur any liabilities, pay any fees, reimburse any expenses, in each case, with respect to the Financing, prior to the Closing for which it has not received prior reimbursement by or on behalf of Purchaser, or would cause Seller or any of its affiliates (including the Company) to breach this Agreement or become unable to satisfy a condition to the Closing, (B) nothing herein shall require such cooperation from Seller or its affiliates to the extent it would unreasonably interfere with the ongoing operations of Seller or its affiliates and (C) there shall be no action, liability or obligation of Seller or its affiliates (including the Company, except for any actions, liabilities or obligations required or effective only after the Closing which do not require obtaining prior to Closing approvals by any Regulatory Entity) under any certificate, agreement, arrangement, document or instrument relating to the Financing. Notwithstanding anything to the contrary in this Section 6.18, neither Seller nor any of its affiliates (including the Company) shall be in breach of the covenant set forth in this Section 6.18 if it has acted in good faith to comply with the cooperation and assistance set forth herein.

(b) Purchaser shall indemnify each of the Seller’s Indemnified Persons from, against and in respect of any Losses imposed on, sustained, incurred or suffered by, or asserted against, any of them, directly or indirectly relating to, arising out of or resulting from the arrangement of the Financing, any other financing and/or the provision of information utilized in connection therewith to the fullest extent permitted by applicable Law, which obligation shall continue after the Closing Date, except to the extent such Losses arise from circumstances in which such Seller’s Indemnified Person is finally determined by a court of competent jurisdiction to willingly and knowingly have committed fraud with specific intent to deceive.

(c) Seller will use its reasonable best efforts to update Required Information provided to Purchaser pursuant to clauses (iii) and (iv) of Section 6.18(a) as may be necessary such that the Required Information does not contain any untrue statement of material fact or omit to state any material fact necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

Section 6.19 Access to, and Disposition of, Records. In addition to the rights of Seller to inspect records contained in Article IX of this Agreement, Purchaser agrees, that, except as may otherwise be required by law, for a period of seven years after the Closing Date, to preserve and protect, and to cause the Company to preserve and protect, for at least as long as would be required under the policies applicable to the Company’s books and records immediately prior to the Closing, or in the event either Purchaser or the Company wishes to destroy or discard such items prior to the required time such items are required to be preserved, offer to surrender to Seller, all books and records of the Company relating to the corporate organization of the Company and all other books and records of any of them relating to the operation of the Company prior to the Closing Date, and in furtherance of the common interest of Seller and the Company (and without in any way waiving any of the privileges) described in Section 6.20 hereof, to afford to the officers, employees and authorized representatives of Seller, reasonably free and full access for legitimate business purposes during normal business hours to such books and records; and Purchaser and the Company further agree that such officers, employees and authorized representatives of Seller shall be free during such period, to make copies of and to take notes from such books and records at Seller’s expense.

Section 6.20 Conflicts and Privilege. Purchaser and the Company agree and acknowledge that they shall not seek to cause Bradley Arant Boult Cummings LLP (or any of its current or former partners or employees) to reveal to the Purchaser, the Company or any other person any information obtained in connection with such firm’s representation of the Company prior to the Closing and protected by the attorney-client privilege of the Company where such information is being sought in anticipation of, or in connection with, any dispute or potential dispute between the Seller, on the one hand, and the Purchaser and the Company on the other, including, without limitation, any dispute arising out of this Agreement, absent a written authorization signed by Seller. Purchaser and the Company each acknowledge and agree that Seller will be entitled to retain the services of Bradley Arant Boult Cummings LLP as its attorneys in the event of any dispute between Purchaser or the Company, on the one hand, and Seller or its affiliates (other than the Company), on the other hand, concerning this Agreement or any of the transactions contemplated herein or otherwise involving the Company, notwithstanding such firm’s prior representation of the Company, and the Purchaser and the Seller each hereby waive any conflict of interest presented by such representation. Purchaser, the Company and Seller agree that there existed prior to the Closing a common interest between the Company and Seller, which common interest will continue subsequent to the Closing, in the files generated and maintained by Bradley Arant Boult Cummings LLP in connection with such firm’s representation of the Company prior to the Closing. Accordingly, the Purchaser and the Company agree that subsequent to the Closing Date the Seller may have access to such files, and may consult with the partners and employees and former partners and employees of Bradley Arant Boult Cummings LLP having knowledge of such files and the related matters with respect to such files and such matters without in any way waiving any attorney-client communication, attorney work-product, or any other privileges. Seller hereby waives any conflicts of interest which may be presented by Bradley Arant Boult Cummings LLP’s representation of the Company after the Closing Date with respect to matters for which such firm was providing representation to the Company prior to the Closing Date.

Section 6.21 Transition Services. For a period not to exceed six months following the Closing Date, Purchaser shall, and shall cause the Company to, provide to Seller and its affiliates such of the services currently provided by the Company to Seller and its affiliates as Seller may request, which services are to be provided in substantially the same manner and at the same level as such services are presently provided by the Company, and Seller and its affiliates shall reimburse the Company for such services at the same rate, on the same terms and conditions, and at the same frequency, as Seller and its affiliates presently reimburse the Company.

Section 6.22 Use of Trade Names, Trademarks, etc. No later than 180 days after the Closing Date, Purchaser shall cease using any names, marks, trade names, trademarks and corporate symbols and logos incorporating “Energen” or “Energen Corporation” (collectively and together with all other names, marks, trade names, trademarks and corporate symbols and logos owned by Seller or any of its affiliates other than the Company, the “Seller Marks”) and shall remove from any assets owned by the Company any and all Seller Marks. Thereafter, except as required by Law or with the prior written consent of Seller, Purchaser shall not use, and shall cause the Company not to use, any Seller Mark or any name or term confusingly similar to any Seller Mark (i) in connection with the sale of any products or services by Purchaser, the Company or any of their respective affiliates, (ii) in the corporate or doing business name of Purchaser, the Company or any of their respective affiliates, or (iii) otherwise in the conduct of any businesses or operations by Purchaser, the Company or any of their respective affiliates.

Section 6.23 Non-Solicitation. For a period of twenty-four (24) months after the Closing Date, Seller shall not, and shall cause its affiliates not to, without the prior written approval of Purchaser, directly or indirectly, solicit, encourage, entice or induce any employee of the Company to terminate his or her employment with the Company; provided, however, that such prohibition shall not apply to any person who responds to a general solicitation that is not directed to the employees of the Company. For a period of twenty-four (24) months after the Closing Date, neither Purchaser nor the Company shall, and each of Purchaser and the Company shall cause their respective affiliates not to, without the prior written approval of Seller, directly or indirectly, solicit, encourage, entice or induce any employee of Seller to terminate his or her employment with Seller; provided, however, that such prohibition shall not apply to any person who responds to a general solicitation that is not directed to the employees of Seller.

ARTICLE VII

CONDITIONS TO CLOSING

Section 7.01 Conditions to Each Party’s Obligations to Effect the Closing. The respective obligation of each party to effect the Transactions is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Antitrust Approval. Any waiting period (and any extension thereof) applicable to the Closing under the HSR Act shall have been terminated or shall have expired.

(b) No Injunctions or Restraints. No order, decree or ruling issued by any Governmental Entity of competent jurisdiction or other Law preventing the consummation of the Closing shall be in effect; provided, however, that prior to asserting this condition, subject to Section 6.02, each of Purchaser and the Company shall have used its reasonable best efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any such injunction or other order that may be entered.

(c) Regulatory Approvals. (i) Orders granting the Required Regulatory Approvals shall have been obtained and shall have become Final Regulatory Orders and (ii) no conditions or requirements shall be contained in any such Order imposing on Purchaser or Seller any condition or requirement that pursuant to the second sentence or fourth sentence of Section 6.02(c), as applicable, Purchaser or Seller is not required to accept; provided, however, that (y) Seller shall not be able to assert the condition set forth in this Section 7.01(c)(ii) to the extent that such conditions only impact Purchaser and the Company (following the Closing) and (z) Purchaser shall not be able to assert the condition set forth in this Section 7.01(c)(ii) to the extent such conditions only impact Seller.

(d) Repayment of Indebtedness. The parties shall have received payoff documentation from the holders of the indebtedness under the Company Credit Agreement providing that upon the making of the payments contemplated by Section 6.12(a), the Company shall be released from its obligations with respect to the Company Credit Agreement.

Section 7.02 Conditions to Obligations of Purchaser. The obligations of Purchaser to effect the Closing are further subject to the following conditions:

(a) Representations and Warranties of the Company. (i) Each of the representations and warranties of the Company contained in this Agreement (other than in Section 3.03 (Capital Structure), Section 3.04 (Authority; Execution and Delivery; Enforceability) and Section 3.07 (No Company Material Adverse Effect)), without regard to materiality qualifiers contained within such representations and warranties, shall have been true and correct on the date of this Agreement and shall be true and correct as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct on and as of such earlier date), other than for such failures to be true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect and (ii) the representations and warranties of the Company set forth in (x) Section 3.03 (Capital Structure) shall be true and correct in all respects, (y) Section 3.04

(Authority; Execution and Delivery; Enforceability) shall be true in all material respects and (z) and Section 3.07 (No Company Material Adverse Effect) shall be true in all respects, in each case, on the date of this Agreement and as of the Closing Date as though made on the Closing Date. Purchaser shall have received a certificate signed on behalf of the Company by a duly authorized officer of the Company to such effect.

(b) Representations and Warranties of Seller. (i) Each of the representations and warranties of Seller (other than in Section 2.02 (Authority; Execution and Delivery; Enforceability) and Section 2.04 (The Shares)), without regard to materiality qualifiers contained within such representations and warranties, shall have been true and correct on the date of this Agreement and shall be true and correct as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct on and as of such earlier date), other than for such failures to be true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a Seller Material Adverse Effect and (ii) the representations and warranties of Seller set forth in (x) Section 2.02 (Authority; Execution and Delivery; Enforceability) shall be true and correct in all material respects and (y) Section 2.04 (The Shares) shall be true and correct in all respects, in each case, on the date of this Agreement and as of the Closing Date as though made on the Closing Date. Purchaser shall have received a certificate signed on behalf of Seller by a duly authorized officer of Seller to such effect.

(c) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Purchaser shall have received a certificate signed on behalf of the Company by a duly authorized officer of the Company to such effect.

(d) Performance of Obligations of Seller. Seller shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Purchaser shall have received a certificate signed on behalf of Seller by a duly authorized officer of Seller to such effect.

(e) Company Material Adverse Effect. From the date of this Agreement, there shall not have occurred any Company Material Adverse Effect.

Section 7.03 Conditions to Obligations of Seller. The obligation of Seller to effect the Closing is further subject to the following conditions:

(a) Representations and Warranties of Purchaser. (i) Each of the representations and warranties of Purchaser contained in this Agreement (other than in Section 4.02 (Authority; Execution and Delivery; Enforceability)), without regard to materiality qualifiers contained within such representations and warranties, shall have been true and correct on the date of this Agreement and shall be true and correct as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct on and as of such earlier date), other than for such failures to be true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a Purchaser Material Adverse Effect and (ii) the representations and warranties of Purchaser set forth in Section 4.02 (Authority; Execution and Delivery; Enforceability) shall have been true and correct on the date of this Agreement and shall be true and correct in all material respects as of the Closing Date as though made on the Closing Date. Seller shall have received a certificate signed on behalf of Purchaser by a duly authorized officer of Purchaser to such effect.

(b) Performance of Obligations of Purchaser. Purchaser shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Seller shall have received a certificate signed on behalf of Purchaser by a duly authorized officer of Purchaser to such effect.

(c) Amendment or Refinancing of Certain Seller Debt. Seller shall have obtained an amendment so as to not cause the obligations thereunder to be in default or become due and payable upon the Closing of the Transactions of, or refinanced in a manner such that the refinanced obligations will not be in default or become due and payable upon the Closing of the Transactions, in each case on terms which are reasonably acceptable to Seller and consistent with Seller’s obligations under Section 6.02(a)(v), (i) its Credit Agreement dated October 30, 2012, by and among Seller, Energen Resources Corporation, Bank of America, N.A., as Administrative Agent, Swing Line Lender and an L/C Issuer, Wells Fargo Bank, National Association and Regions Bank, and Co-Syndication Agents and L/C Issuers, Compass Bank and U.S. Bank National Association, as Co-Documentation Agents and L/C Issuers, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Securities LLC, Regions Capital Markets, a division of Regions Bank, Compass Bank and U.S. Bank National Association, as Joint Lead Arrangers and Joint Book Managers, and the lenders party thereto and (ii) its Credit Agreement dated December 17, 2013, with respect to a $600 million term loan, by and among Seller, as Borrower, Energen Resources Corporation, as Guarantor, Bank of America, N.A., as Administrative Agent, Wells Fargo Bank, National Association, Regions Bank, Compass Bank, JPMorgan Chase Bank, N.A. and U.S. Bank National Association, as Co-Syndication Agents, and the lenders party thereto.

Section 7.04 Frustration of Closing Conditions. Neither Purchaser, on the one hand, nor the Company or Seller, on the other hand, may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by such person’s failure to act in good faith or to use its reasonable best efforts to cause the Closing to occur, including as required by Section 6.02.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.01 Termination. This Agreement may be terminated at any time prior to the Closing Date:

(a) by mutual written consent of Seller and Purchaser;

(b) by either Seller or Purchaser, by written notice to the other:

(i) if the Closing has not occurred on or before May 1, 2015 (the “Outside Date”) so long as, on the Outside Date and the date of such notice, (A) the terminating party (or the Company, if Seller is the terminating party) has not failed to fulfill any obligation under this Agreement which failure has been, in whole or in material part, the cause of, or resulted in, the failure of the Closing to occur, and (B) it is not the case that the conditions to the Closing set forth in Section 7.01(c) and Section 7.01(d) have not been fulfilled but all other conditions to the Closing have been fulfilled or are capable of being fulfilled, in which case the Outside Date will be August 3, 2015;

(ii) if any Governmental Entity of competent jurisdiction has issued an Order or takes any other action permanently enjoining, restraining or otherwise prohibiting the Transactions and such Order or other action shall have become final and nonappealable, provided that the party so requesting termination shall have complied with Section 6.02 of this Agreement; or

(iii) if any condition to the obligation of such party to consummate the Closing set forth in Section 7.02 (in the case of Purchaser) or Section 7.03 (in the case of Seller) becomes incapable of satisfaction prior to the Outside Date; provided, however, that the terminating party (or the Company, if Seller is the terminating party) is not then in breach of any representation, warranty or covenant contained in this Agreement;

(c) by Purchaser, if (i) Seller or the Company has breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, in any case, such that a condition contained in Section 7.02(a), Section 7.02(b), Section 7.02(c) or Section 7.02(d) is not reasonably capable of being satisfied; (ii) Purchaser shall have delivered to Seller written notice of such breach or failure to perform; and (iii) either (A) such breach or failure to perform is not capable of cure or (B) at least 30 days shall have elapsed since the date of delivery of such written notice to Seller and such breach or failure to perform shall not have been cured; provided, however, that Purchaser shall not be permitted to terminate this Agreement pursuant to this Section 8.01(c) if Purchaser has breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement;

(d) by Seller, if (i) Purchaser has breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, in any case, such that a condition contained in Section 7.03(a) or Section 7.03(b) is not reasonably capable of being satisfied; (ii) Seller shall have delivered to Purchaser written notice of such breach or failure to perform; and (iii) either (A) such breach or failure to perform is not capable of cure or (B) at least 30 days shall have elapsed since the date of delivery of such written notice to Purchaser and such breach or failure to perform shall not have been cured; provided, however, that Seller shall not be permitted to terminate this Agreement pursuant to this Section 8.01(d) if Seller or the Company has breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement.

Section 8.02 Effect of Termination. In the event of termination of this Agreement by either Seller or Purchaser as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of any party, the Financing Sources, or any of their respective affiliates, other than Section 2.06, Section 3.18, Section 4.04, the last sentence of Section 6.01(a), Section 6.13, Section 6.18(b), this Section 8.02, and Article X and the Confidentiality Agreement, all of which shall survive such termination, and except to the extent that such termination results from a knowing and intentional breach by a party of any representation, warranty, covenant or agreement set forth in this Agreement. Nothing in this Section 8.02 shall be deemed to release any party from any liability for any breach by such party of the terms and provisions of this Agreement or to impair the right of any party to compel specific performance by any other party of its obligations under this Agreement.

Section 8.03 Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. Notwithstanding anything to the contrary herein, this Section 8.03 and Section 8.02, Section 10.06, Section 10.07, Section 10.10 and Section 10.11 (in each case, together with any related defined terms as they affect such Section) may not be amended, modified, waived or terminated, directly or indirectly, in a manner that is adverse in any respect to any Financing Source without the prior written consent of such Financing Source.

Section 8.04 Extension; Waiver. Subject to Section 8.03 and Section 10.07, at any time prior to the Closing Date, the parties herein may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement.

ARTICLE IX

INDEMNIFICATION

Section 9.01 Indemnification by Seller. From and after the Closing, Seller shall indemnify and hold harmless Purchaser, its affiliates (including the Company) and each of their respective officers, directors, employees, stockholders, agents and representatives (“Purchaser’s Indemnified Persons”) from and against, and shall reimburse Purchaser’s Indemnified Persons for, any and all Losses directly arising out of or based upon:

(a) any misrepresentation in or breach of any representation or warranty of Seller set forth in this Agreement or in any certificate delivered pursuant to this Agreement;

(b) any misrepresentation in or breach of any representation or warranty of the Company set forth in this Agreement or in any certificate delivered pursuant to this Agreement;

(c) any breach or nonfulfillment of any covenant, agreement or other obligation of Seller or, prior to the Closing, the Company set forth in this Agreement; and

(d) all Taxes (or the non-payment thereof) (i) of the Company for all taxable periods ending on or before the Effective Time and, with respect to any taxable period that includes (but does not end on) the Effective Time (a “Straddle Period”), the portion of such Straddle Period ending on and including the Effective Time (determined in accordance with the principles of Section 6.10), but in each case only to the extent that such Taxes exceed the accrual or reserve for Taxes taken into account in computing the Working Capital or (ii) attributable to any entity other than the Company but imposed on the Company pursuant to Treasury Regulations Section 1.1502-6 (or any similar provision of any Tax Laws).

Section 9.02 Indemnification by Purchaser. From and after the Closing, Purchaser shall indemnify and hold harmless Seller and its affiliates and each of their respective officers, directors, employees, stockholders, agents and representatives (“Seller’s Indemnified Persons”) from and against, and shall reimburse Seller for, any and all Losses directly arising out of or based upon:

(a) any misrepresentation in or breach of any representation or warranty of Purchaser set forth in this Agreement or in any certificate delivered pursuant to this Agreement; and

(b) any breach or nonfulfillment of any covenant, agreement or other obligation of Purchaser or, after the Closing, the Company set forth in this Agreement.

Section 9.03 Defense of Third Party Claims.

(a) If any legal proceedings shall be instituted or any claim is asserted by any third party (a “Third Party Claim”) in respect of which any party to this Agreement may have an obligation to indemnify another party to this Agreement, the party asserting such right to indemnity (the “Indemnified Party”) shall give the party from whom indemnity is sought (the “Indemnifying Party”) written notice thereof within 10 Business Days after receipt by such Indemnified Party of notice of the Third Party Claim, but any failure to so notify the Indemnifying Party shall not relieve it from any liability that it may have to the Indemnified Party other than to the extent the Indemnifying Party is actually prejudiced thereby. Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, within five Business Days’ time after the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to the Third Party Claim.

(b) If a Third Party Claim is made against an Indemnified Party, the Indemnifying Party shall be entitled to participate in the defense thereof and, if it so chooses, upon written notice to the Indemnified Party, to assume the defense thereof with counsel selected by the Indemnifying Party; provided that such counsel is not reasonably objected to by the Indemnified Party. Should the Indemnifying Party so elect to assume the defense of a Third Party Claim, the Indemnified Party shall be entitled to participate in such defense but the Indemnifying Party shall not be liable to the Indemnified Party for any legal expenses subsequently incurred by the Indemnified Party in connection with such participation or otherwise in connection with the defense of such claim.

(c) If the Indemnifying Party chooses to defend or prosecute a Third Party Claim, all Indemnified Parties shall cooperate in the defense or prosecution thereof. Such cooperation shall include the retention and (upon the Indemnifying Party’s request) the provision to the Indemnifying Party of records and information that are reasonably relevant to such Third Party Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(d) The Indemnifying Party shall obtain the prior written approval of the Indemnified Party before entering into any settlement of such claim or ceasing to defend against such claim (with such approval not to be unreasonably withheld); provided, however, that if the Indemnifying Party assumes the defense of a Third Party Claim, the Indemnified Party shall agree to any settlement, compromise or discharge of a Third Party Claim that the Indemnifying Party may recommend and that by its terms obligates the Indemnifying Party to pay the full amount of the liability in connection with such Third Party Claim, which releases the Indemnified Party completely in connection with such Third Party Claim and imposes no other restrictions on the Indemnified Party.

(e) Whether or not the Indemnifying Party assumes the defense of a Third Party Claim, the Indemnified Party shall not admit any liability with respect to, or settle, compromise or discharge, such Third Party Claim without the Indemnifying Party’s prior written consent (which consent shall not be unreasonably withheld).

(f) If the Indemnifying Party does not assume control of the defense of such claim as provided in this Section 9.03 with respect to which such Indemnifying Party has an obligation to indemnify an Indemnified Party pursuant to this Agreement, the Indemnified Party shall have the right to defend such Third Party Claim in such manner as it may deem appropriate at the cost and expense of the Indemnifying Party (other than during any period in which the Indemnified Party shall have failed to give notice of the Third Party Claim as provided above), and the Indemnifying Party will promptly reimburse the Indemnified Party therefor in accordance with this Section 9.03. The reimbursement of fees, costs and expenses required by this Section 9.03 shall be made by periodic payments during the course of the investigations or defense, as and when bills are received or expenses incurred.

Section 9.04 Other Claims. A claim for indemnification for any matter not involving a Third-Party Claim shall be asserted by the Indemnified Party to the Indemnifying Party in writing with reasonable promptness, setting forth specifically the obligation with respect to which the claim is made, the facts giving rise to and the alleged basis for such claim and, if known or reasonably ascertainable, the amount of the liability asserted or which may be asserted by reason thereof, but any failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability that it may have to the Indemnified Party other than to the extent the Indemnifying Party is actually prejudiced thereby. In the event the Indemnifying Party disputes its obligation to indemnify the Indemnified Party under this Article IX, the Indemnifying Party shall have 60 days after receipt of notice under this Section 9.04 to give written notice of such objection, and the grounds therefor, and the Indemnified Party shall thereafter have 30 days to respond in writing to the objection of the Indemnifying Party. If after such 30-day period there remains a dispute as to any obligation, the parties shall attempt in good faith for 30 days to agree upon the rights of the respective parties with respect to such indemnification obligation.

Section 9.05 Survival.

(a) The representations and warranties of each party contained in this Agreement shall survive the Closing for a period ending on the date that is 12 months after the Closing Date, at which time such representations and warranties shall terminate and thereafter be of no force and effect; provided, that (i) the Fundamental Representations shall survive the Closing indefinitely and (ii) the representations and warranties set forth in Section 2.07 and Section 3.09 shall survive the Closing until 60 days following the expiration of the applicable statute of limitations. Any claim for indemnity under Section 9.01(a) and Section 9.01(b) or Section 9.02(a) must be asserted in writing prior to the relevant date listed above. Any claim for indemnity for a breach of a covenant or agreement of a party contained in this Agreement to be performed prior to the Closing must be asserted in writing prior to the date that is 12 months after the Closing Date. Each covenant and agreement of each party contained in this Agreement to be performed after the Closing shall survive in accordance with its terms.

(b) Notwithstanding Section 9.05(a), a party’s rights to indemnification under this Article IX, and the other provisions of this Article IX, shall not terminate with respect to any claim with respect to which the Indemnified Party has delivered a written notice to the Indemnifying Party prior to the relevant survival date set forth in Section 9.05(a), alleging in good faith a breach of any representation, warranty or covenant or other right to indemnification and setting forth, in reasonable detail, the basis for indemnification, the facts upon which the claim for indemnification is based and an estimate in reasonable detail of the Losses incurred in connection therewith; provided, however, that the applicable representation, warranty, covenant, agreement or right to indemnification under this Article IX shall survive only until, and only for purposes of, the resolution of the matter covered by such notice.

Section 9.06 Indemnification Limitations. Notwithstanding anything to the contrary in this Agreement:

(a) Other than (i) with respect to Losses attributable to breaches of the representations and warranties set forth in the Fundamental Representations, (ii) with respect to Losses attributable to breaches or nonfulfillment of any covenant or agreement to be performed after the Closing, (iii) with respect to Losses attributable to breaches or nonfulfillment of any covenant, agreement or other obligation set forth in Section 6.15, (iv) with respect to Losses arising under Section 9.01(d) or (v) with respect to circumstances in which Seller is finally determined by a court of competent jurisdiction to have willfully and knowingly committed fraud against Purchaser with specific intent to deceive and mislead Purchaser regarding the representations and warranties expressly set forth in Article II and Article III of this Agreement: (w) neither Purchaser’s Indemnified Persons nor Seller’s Indemnified Persons may assert any claim for Losses under Section 9.01 or Section 9.02, as applicable, (A) except to the extent that any such claim is in an amount in excess of $100,000 (the “Claim Threshold”), and (B) unless and until the aggregate amount of all such claims by such Purchaser’s Indemnified Persons or Seller’s Indemnified Persons, as applicable, under this Agreement exceeds $15,000,000 (Fifteen Million Dollars) (the “Deductible”), and then Purchaser’s Indemnified Persons or Seller’s Indemnified Persons, as applicable, may assert claims only for the excess of such aggregate claims over the Deductible; provided, however, neither the Claim Threshold nor the Deductible shall apply to claims for indemnification arising under Section 9.01(b) (with respect to Losses attributable to breaches of the representations and warranties set forth in Section 3.09), and (x) in no event shall the aggregate liability of Seller for all claims of Losses under Section 9.01 exceed $25,000,000 (Twenty-Five Million Dollars). The aggregate amount of Losses for which the Purchaser Indemnified Persons shall be indemnified by Seller for any claim for indemnification under Section 9.01 shall not exceed the Purchase Price.

(b) The Indemnified Persons shall use commercially reasonable efforts to mitigate all Losses for which such Indemnified Persons are entitled or may be entitled to indemnification under this Article IX, and no Indemnified Person shall be entitled to indemnification for any Losses to the extent arising from such Indemnified Person’s failure to mitigate such Losses. The amount of any Losses for which indemnification is provided for under this Article IX shall be (i) offset by any amounts recovered by the Indemnified Persons as a result of any indemnification by any third party and any insurance proceeds or other amounts received by the Indemnified Persons from third parties with respect to such Losses, (ii) reduced to take account of any tax benefit realized by the Indemnified Party arising from the incurrence or payment of any such Loss, in each case on a “with and without” basis and (iii) reduced by any amounts recovered, to be recovered or recoverable over time through any rate order issued by the Alabama Public Service Commission (including pursuant to general provisions of any rate order, tariff or mechanism applicable to the Company). Purchaser and Seller agree to (and agree to cause the other Indemnified Persons to) use commercially reasonable efforts to make any claims for insurance and/or indemnification available from any third party and/or pursue and comply with any rate order or any general rate order, tariff or mechanism with respect to Losses for which any Indemnified Person will or may seek indemnification hereunder and to diligently pursue such claims in good faith. If any such insurance proceeds and/or other amounts are received and/or authorized for deferred accounting by any Purchaser’s Indemnified Person after receipt of any indemnification payment pursuant to this Article IX, Purchaser shall promptly repay to Seller such portion of such indemnification payment equal to the amounts so recovered or realized.

(c) Any indemnification payments made pursuant to Section 9.01 or Section 9.02 shall be treated as an adjustment to the Purchase Price for all tax purposes, unless otherwise required by a final determination (which shall include the execution of a Form 870-AD or successor form).

(d) The amount of the Loss arising out of any item included as a liability in calculating Working Capital shall be calculated net of the amount so included. The amount of the Loss arising out of any reduction in value of any Current Asset acquired at the Closing shall be calculated net of the reported value of such Current Asset used in calculating Working Capital. Notwithstanding any other provision of this Agreement to the contrary, no Purchaser’s Indemnified Person shall be entitled to indemnification under this Article IX for any Losses to the extent such Losses are reflected in Closing Indebtedness or in Closing Working Capital.

(e) Notwithstanding anything to the contrary in this Agreement, neither the Purchaser’s Indemnified Persons nor the Seller’s Indemnified Person shall be entitled to indemnification under this Article IX with respect to any losses, liabilities, damages or expenses that are in the nature of punitive, consequential, special, treble or indirect damages or damages based on any multiple, including business interruption, loss of future revenue, profits or income, or loss of business reputation or opportunity (in each case, except to the extent payable to third parties), in each case of any kind or nature, regardless of the form of action through which any of the foregoing are sought.

(f) Purchaser acknowledges and covenants to, and agrees with, Seller, that Purchaser, as of the date of this Agreement, has no Knowledge of any facts or circumstances that would serve as the basis for a claim by any Purchaser Indemnified Person against Seller based upon a breach of any of the representations and warranties of Seller or the Company contained in this Agreement. Purchaser shall be deemed to have waived, and hereby does waive, in full any breach of representations and warranties of Seller or the Company of which Purchaser has Knowledge as of the date of this Agreement.

(g) Notwithstanding anything to the contrary in this Agreement, no Purchaser’s Indemnified Person shall be entitled to indemnification under this Article IX with respect to any breach or inaccuracy of any representation or warranty of Seller or the Company attributable to an event occurring or a matter arising after the date of this Agreement (or, in the case of events or matters that are based on Seller’s or the Company’s Knowledge, such events or matters that first come to Seller’s or the Company’s Knowledge after the date hereof), only if all of the following occur: (i) Seller provides written notice to Purchaser prior to the Closing, describing such breach or inaccuracy, (ii) as a result of such breach or inaccuracy, a condition contained in Section 7.02(a), Section 7.02(b) or Section 7.02(e), would not be satisfied, (iii) Seller simultaneously and irrevocably informs Purchaser in writing that Purchaser is not required to consummate the Transactions and (iv) the Closing occurs. Notwithstanding the foregoing provisions of this Section 9.06(g), if the Closing would otherwise occur at a time within three (3) Business Days of the last notice provided by Seller under sub-clause (i) above, Purchaser shall have the unilateral right to extend the Closing by not more than three (3) Business Days after the date on which Purchaser last receives any such notice, and, if such extension would cause the Closing to occur after the Outside Date, to extend the Outside Date by an equal amount of time.

(h) For purposes of determining the Loss attributable to a breach of any representation or warranty set forth in this Agreement or in any certificate delivered pursuant to this Agreement, the terms “Company Material Adverse Effect,” “Seller Material Adverse Effect,” “Purchaser Material Adverse Effect,” “material adverse effect,” “material” or other terms of a similar nature, to the extent contained in such representation or warranty, shall be given no effect and shall be disregarded in their entirety.

Section 9.07 Exclusive Remedy.

(a) Except (i) as otherwise specifically provided in this Agreement, (ii) with respect to Losses attributable to breaches or nonfulfillment of any covenant or agreement to be performed after the Closing, (iii) with respect to Losses attributable to breaches or nonfulfillment of any covenant, agreement or other obligation set forth in Section 6.15(a) or Section 6.16, (iv) with respect to Losses arising under Section 9.01(d)(ii) or (v) with respect to fraud committed by Seller against Purchaser under the circumstances described in Section 9.06(a)(v), each party to this Agreement acknowledges that its sole and exclusive remedy after the Closing with respect to any and all claims relating to this Agreement and the Transactions, the Company or any of its assets and liabilities shall, in each case, be pursuant to the indemnification provisions set forth in this Article IX and in no event shall Seller have any right to contribution, subrogation or other recovery from the Company with respect to any Losses of a Purchaser Indemnified Person to be paid by Seller pursuant to this Article IX. In furtherance of the foregoing, each of Purchaser and the Company hereby waives, from and after the Closing, any and all rights, claims and causes of action it may have against Seller, and Seller hereby waives, from and after the Closing, any and all rights, claims and causes of action it may have against Purchaser or the Company, in each case arising under or based upon this Agreement, any document or certificate delivered in connection herewith, any applicable Law or Judgment (including any rights of contribution or recovery under the Comprehensive Environmental Response, Compensation, and Liability Act or any analogous state law, or any Environmental Law), common law or otherwise except pursuant to the indemnification provisions set forth in this Article IX.

(b) After the Closing, no party may bring any suit, action or proceeding seeking to rescind the Transactions or this Agreement, whether based on fraud, gross negligence, negligence, breach of contract, breach of statute or otherwise.

ARTICLE X

GENERAL PROVISIONS

Section 10.01 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given upon receipt by the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to Purchaser, to:

The Laclede Group, Inc.

720 Olive St.

St. Louis, MO 63101

Fax: (314) 421-1979

Attention: Michael Geiselhart and Mark Darrell

with a copy to:

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, New York 10036

Fax: (212) 872-1002

Attention: Lucas F. Torres

(b)	if to the Company, to:

Alabama Gas Corporation

605 Richard Arrington Jr. Blvd. North

Birmingham, Alabama 35203

Fax: (205) 326-2580

Attention: General Counsel

(c)	if to Seller, to:

Energen Corporation

605 Richard Arrington Jr. Blvd. North

Birmingham, Alabama 35203

Fax: (205) 326-2580

Attention: General Counsel

in each case with a copy to:

Bradley Arant Boult Cummings LLP

1819 Fifth Avenue North

Birmingham, Alabama 35203

Fax: (205) 521-8800 and (205) 488-6238

Attention: John K. Molen

Section 10.02 Definitions. For the purposes of this Agreement:

“affiliate” of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person.

“Ancillary Documents” means the statements, notices, certificates, agreements or other instruments delivered in accordance with this Agreement.

“Business Day” means any day of the year on which national banking institutions in both New York, New York and Birmingham, Alabama are not required or authorized to close.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Covered Individuals” means individuals whose right to benefits under the Benefit Plans and Benefit Agreements arises, or under any Company Benefit Plan will arise, in connection with the employment of current and former employees of the Company and current and former shared service employees of the Company, Seller, and affiliated employers; all COBRA qualified beneficiaries described in Section 6.05(h) hereof who have elected continuation coverage or whose right to elect continuation coverage has not expired as of the Closing Date; and all former employees of Seller and its affiliated employers on the Closing Date (and their beneficiaries and dependents) who were not employees of Energen Resources Corporation at the time of separation from employment with Seller and its affiliated employers.

“Company Credit Agreement” means the Credit Agreement among the Company, as Borrower, Bank of America, N.A., as Administrative Agent, Swing Line Lender and an L/C Issuer, Wells Fargo Bank, National Association, and Regions Bank, as Co-Syndications Agents and L/C Issuers, Compass Bank and U.S. Bank as Co-Documentation Agents and L/C Issuers and the other lenders parties thereto, dated as of October 30, 2012, as amended to date.

“Company Disclosure Letter” means the disclosure letter delivered by Seller and the Company to Purchaser in connection with the execution and delivery by the parties of this Agreement. The Company Disclosure Letter shall be arranged in numbered and lettered sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Agreement. References in the Company Disclosure Letter to Articles, sections or subsections are to Articles, sections or subsections of this Agreement pursuant to which the information is being disclosed, but disclosure of information under a specified Article, section or subsection shall be deemed a disclosure of such information pursuant to any other Article, section or subsection of, and for any other purpose under, this Agreement to which the relevance and applicability of such information is reasonably apparent, except for those matters specifically identified as “General Disclosures”, which shall constitute disclosures as to each section and subsection of Article II and Article III of the Agreement.

Information disclosed in the Company Disclosure Letter constitutes “Evaluation Material” under the Confidentiality Agreement and is subject to the restrictions on use and disclosure contained therein.

Matters reflected in the Company Disclosure Letter are not necessarily limited to matters required by this Agreement to be reflected therein. Such additional matters not required by this Agreement are set forth for informational purposes only and do not necessarily include other matters of a similar nature. In no event shall the listing of any additional matters in the Company Disclosure Letter be deemed or interpreted to broaden or otherwise amplify the Company’s or the Seller’s representations, warranties, covenants or agreements contained in this Agreement. The mere inclusion of an exception in the Company Disclosure Letter shall not be deemed an admission by Seller or the Company that such exception represents a matter that is material for purposes of this Agreement, is necessarily expected to have a Company Material Adverse Effect or a Seller Material Adverse Effect or is required to be disclosed herein or in the Company Disclosure Letter. Nothing in the Company Disclosure Letter shall constitute an admission to any third party.

“Company Fundamental Representations” means the representations and warranties of the Company set forth in Section 3.01(a) (Organization, Standing and Power), Section 3.03 (Capital Structure), Section 3.04 (Authority; Execution and Delivery; Enforceability) and Section 3.18 (Brokers).

“Company Material Adverse Effect” means any fact, change, event, circumstance, occurrence, effect or development that individually or in the aggregate is (or, if specified in the applicable representation or warranty, would reasonably be expected to be) materially adverse to (i) the business, assets, liabilities, financial condition or results of operations of the Company, such factors being considered in the aggregate, or (ii) the ability of the Company to consummate the transactions contemplated by this Agreement or to perform its obligations under this Agreement in accordance with the terms of this Agreement and applicable Law; provided, however, that a Company Material Adverse Effect will not include or be deemed to result from any effect, either alone or in combination with any other effect, directly or indirectly, arising out of, relating to or attributable to (and none of the following shall be taken into account in determining whether there has been or will be a Company Material Adverse Effect): (a) any change affecting the general economy or political, regulatory, business, economic, financial, credit, energy, commodity or capital market conditions in the United States, including interest rates, exchange rates, natural gas prices or electricity rates; (b) any change affecting national, regional, state or local natural gas transmission or distribution systems or the national, regional, state or local wholesale or retail markets for natural gas or electric power; (c) any change attributable to the execution or announcement of this Agreement, or the pendency of the Transactions, including any litigation resulting therefrom, any reduction in revenues resulting therefrom, any adverse change in supplier, customer, distributor, employee, financing source, partner or similar relationships resulting therefrom or any change in the credit rating of the Company resulting therefrom; (d) any action taken, or failure to act, at the request or with the consent of Purchaser; (e) acts of war (whether or not declared), acts of armed hostility, sabotage or terrorism or other international or national calamity or any material worsening or escalation of such conditions; (f) any change in national, regional, state or local wholesale or retail natural gas, electric power or capacity prices or in the market price for commodities; (g) any hurricane, earthquake, flood or other natural disaster or act of God; (h) any change resulting from weather conditions or customer use patterns; (i) any adoption, proposal or implementation of, or change in, any applicable Law after the date hereof or any interpretation thereof by any Governmental Entity; (j) changes in GAAP after the date hereof or any interpretation thereof by any Governmental Entity; or (k) any failure by the Company to meet any estimates of revenues, earnings, projections or other indicia of performance, whether published, internally prepared or provided to Purchaser or any of its respective representatives, provided that the exception in this clause (k) shall not prevent or otherwise affect a determination that any event, change, effect, development, occurrence or condition underlying such failure has resulted in, or contributed to, a Company Material Adverse Effect; provided, however, that, with respect to clauses (a), (e), (f), (i) and (j) (as such clause relates to changes in GAAP), only to the extent that such fact, change, event, circumstance, occurrence, effect or development does not have a disproportionate adverse effect on the Company compared to other companies of similar size operating in the natural gas transmission or distribution business.

“Company Personnel” means any current or former director, officer or employee of the Company.

“Defined Benefit Plans” means the following Benefit Plans: the USW/Alabama Gas Corporation Pension Plan, as such plan is in effect as of the date of this Agreement, and the Company Retirement Income Plan, as such plan is contemplated to be created by Section 6.05 of this Agreement.

“Disability Plan” means the disability plan of the Company to be created in accordance with Section 6.05(a) of this Agreement prior to Closing.

“Environmental Laws” means all Laws or enforceable agreements with Governmental Entities relating to the protection of health or safety (as such relates to Hazardous Substances), the environment or natural resources (including climate, air, surface water, groundwater, wetlands, land surface, subsurface strata, wildlife, aquatic species and vegetation), and relating to exposure to Hazardous Substances.

“Environmental Permit” means any permit, approval, identification number, license or other authorization issued under any applicable Environmental Law.

“Final Regulatory Order” means, with respect to a Required Regulatory Approval, an Order granting such Required Regulatory Approval and with respect to which (i) (A) any time period for requesting a rehearing has expired or (B) if a request for rehearing has been made in accordance with applicable Law, (I) such request for rehearing has been denied or deemed denied (whether by action or inaction) or (II) a rehearing granting such Required Regulatory Approval has concluded and (ii) (A) any time period for appealing such Order has expired without any appeal being taken or (B) if an appeal of such order has been made in accordance with applicable Law, such appeal has been denied or deemed denied (whether by action or inaction) and become final and no further appeals or requests for reconsideration of such denial may be made.

“Financing Sources” means the persons that have committed to provide (directly or indirectly), or otherwise entered into agreements in connection with, the Financing or other financings in connection with the transactions contemplated by this Agreement, including the persons party to the Financing Letter, together with their affiliates, directors, officers, employees, agents, advisors, attorneys and other representatives, and any joinder agreements or credit agreements relating thereto.

“Fundamental Representations” means the Company Fundamental Representations, Seller Fundamental Representations and Purchaser Fundamental Representations.

“Good Utility Practice” means any practices, methods, standards, guides or acts, as applicable, that (i) are generally accepted in the region during the relevant time period in the natural gas utility industry, (ii) are commonly used in prudent utility engineering, construction, project management and operations, (iii) would be expected if the Company is to conduct the business at a reasonable cost in a manner consistent with applicable Laws and Orders and the objectives of reliability, safety, environmental protection, economy and expediency or (iv) are necessary for the protection of life or property. Good Utility Practice includes acceptable practices, methods or acts generally accepted in the region, and is not limited to the optimum practices, methods or acts to the exclusion of all others.

“Hazardous Substances” means any toxic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous, toxic substance, material or waste that, in relevant form, quantity or concentration, is listed, defined, classified or otherwise subject to regulation, control or remediation under any Environmental Laws.

“Knowledge” means, with respect to the Company, Seller or Purchaser, the actual knowledge of any of the persons set forth in Section 10.02 of the Company Disclosure Letter in the case of the Company, the actual knowledge of any of the persons set forth in Section 10.02 of the Company Disclosure Letter to this Agreement in the case of Seller, or the actual knowledge of any of the persons set forth in the letter delivered by the Purchaser to the Seller contemporaneously with the execution and delivery of this Agreement in the case of Purchaser, in each case, in their capacity as officers of the Company, Seller or Purchaser, as the case may be, and not in their personal capacity or in any other capacity, in each case, after having made reasonable inquiry.

“Losses” means any loss, liability, claim, damage or expense, including reasonable legal fees and expenses.

“Order” means any rule, regulation, judgment, writ, injunction, or award of a Governmental Entity acting in an adjudicative, rulemaking or regulatory capacity, or of an arbitrator with applicable jurisdiction over the subject matter (in each case, without regard to whether (i) any time period for appealing, or requesting a rehearing or reconsideration with respect to, such Order has expired or (ii) an appeal or request for rehearing or reconsideration has been filed with respect to such Order, in each case unless consummation of the Transactions is proscribed by Judgment or applicable Law).

“Permitted Liens” means (i) statutory or common law liens for Taxes not yet delinquent or for Taxes that the taxpayer is contesting in good faith by appropriate proceedings and for which adequate reserves have been established and maintained in accordance with GAAP, (ii) zoning restrictions applicable to real property that do not materially conflict with the then current use of such real property, (iii) the terms of any lease, license or easement with respect to the property leased or licensed thereby or in which such easement has been granted, (iv) usual and customary easements, rights or restrictions on the use of real property that do not materially impair the use of such property or the operation of the business thereon, (v) Liens to secure landlords, lessors or renters under leases or rental agreements incurred in the ordinary course of business, (vi) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance, old age pension programs mandated under applicable Laws or other social security programs, (vii) Liens in favor of carriers, warehousemen, mechanics and materialmen, Liens to secure claims for labor, materials or supplies and other like Liens incurred pursuant to Contracts in force in the ordinary course of business for amounts not yet delinquent or for amounts being contested in good faith by appropriate proceedings and for which adequate reserves have been established and maintained in accordance with GAAP, (viii) conditional sales or similar security interests granted in connection with the lease or purchase of equipment or supplies in the ordinary course of business, (ix) restrictions on transfer of securities imposed by applicable securities Laws, and (x) any Liens under franchises or other Governmental Authorizations under which any portion of the business of the Company is conducted.

“person” means any individual, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

“Post-Retirement Health Plan” means the medical, dental, vision and other benefits provided under the retiree welfare plan of the Company to be created pursuant to Section 6.05(a) of this Agreement prior to Closing.

“Purchaser Fundamental Representations” means the representations and warranties of Purchaser set forth in Section 4.01(a) (Organization, Standing and Power), Section 4.02 (Authority; Execution and Delivery; Enforceability) and Section 4.04 (Brokers).

“Related Party” means, with respect to a person, its officers, directors or employees.

“Release” means any emission, dispersal, disposal, spilling, leaking, emitting, discharging, depositing, pumping, pouring, escaping, leaching, dumping, releasing or migration into or through the environment (including the abandonment or disposal of any barrels, containers or other closed receptacles containing any Hazardous Substances).

“Seller Fundamental Representations” means the representations and warranties of Seller set forth in Section 2.01(a) (Organization, Standing and Power), Section 2.02 (Authority; Execution and Delivery; Enforceability), Section 2.04 (The Shares) and Section 2.06 (Brokers).

A “subsidiary” of any person means another person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, a majority of the equity interests of which), is owned directly or indirectly by such first person.

Section 10.03 Interpretation. When a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference shall be to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.

The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All references herein to “dollars”, “U.S. dollars” or “$        ” shall be deemed to be references to the lawful money of the United States. References herein to “days” means calendar days unless Business Days are expressly specified. All provisions herein qualified by the term “domestic” or “foreign” shall be construed on the basis that the United States is the relevant domestic country. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any Contract, Law or Judgment defined or referred to herein or in any agreement or instrument that is referred to herein means such Contract, Law or Judgment as from time to time amended, modified or supplemented, including (in the case of Contracts) by waiver or consent and (in the case of Laws) by succession of comparable successor Laws and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns.

The parties have participated jointly in the negotiation and drafting of this Agreement with the advice of counsel. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

Section 10.04 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

Section 10.05 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. The facsimile or .PDF signature of any party to this Agreement for purposes of execution or otherwise, is to be considered as an original signature, and the document transmitted is to be considered to have the same binding effect as an original signature on an original document.

Section 10.06 Entire Agreement; No Third-Party Beneficiaries. This Agreement, as amended or supplemented from time to time, and all Disclosure Letters, Exhibits, Schedules and Annexes attached hereto, together with the Confidentiality Agreement, (a) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the Transactions and (b) except for Section 6.11 and the rights of, the respective Representatives of Seller and the Company set forth in Section 6.18(b), is not intended to confer upon any person other than the parties hereto and their successors and permitted assigns any rights or remedies in respect of this Agreement or any provision contained herein. Notwithstanding the preceding sentence, and notwithstanding anything else to the contrary herein, this Section 10.06 and Section 8.02, Section 8.03, Section 10.07, Section 10.10, and Section 10.11 are for the benefit of and may be enforced by the Financing Sources.

Section 10.07 Waivers and Consents. The terms and provisions of this Agreement may be waived, or consent for the departure therefrom granted, only by written document executed by the party entitled to the benefits of such terms or provisions. No such waiver or consent shall be deemed to be or shall constitute a waiver or consent with respect to any other terms or provisions of this Agreement, whether or not similar. Each such waiver or consent shall be effective only in the specific instance and for the purpose for which it was given, and shall not constitute a continuing waiver or consent. No failure or delay by a party hereto in exercising any right, power or remedy under this Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of the party. No single or partial exercise of any right, power or remedy under this Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

Section 10.08 Governing Law. This Agreement, and all matters, claims or causes of action (whether in contract or tort) based upon, arising out of or relating to this Agreement or the negotiation, execution or performance of this Agreement, shall be governed by, and construed in accordance with, the laws of the State of Alabama, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

Section 10.09 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties. Any purported assignment without such consent shall be null and void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 10.10 Specific Performance; Enforcement; Jurisdiction; Consent to Service of Process.

(a) The parties agree that irreparable damage for which money damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed, or were threatened to be not performed, in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any state or Federal court sitting in Birmingham, Alabama, this being in addition to any other remedy to which they are entitled at law or in equity. The right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of Seller, the Company or Purchaser would have entered into this Agreement. Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other parties hereto have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or in equity. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 10.10 shall not be required to provide any bond or other security in connection with any such order or injunction, and the party opposing such injunction or injunctions hereby agrees that it shall not contest the amount or absence of any such bond or other security requested or offered by the party seeking such injunction or injunctions. Each of the parties further agrees that (i) the seeking of any remedies pursuant to this Section 10.10 shall not in any way constitute a waiver by any party seeking such remedies of its right to seek any other form of relief that may be available to it under this Agreement, including under Section 8.02 in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 10.10 are not available or otherwise not granted, and (ii) nothing set forth in this Agreement shall require a party to institute any proceeding (or limit a party’s right to institute any proceeding for) specific performance under this Section 10.10 prior, or as a condition, to exercising any termination right under Article VIII (and pursuing damages after such termination), nor shall the commencement of any proceeding seeking remedies under this Section 10.10 restrict or limit a party’s right to terminate this Agreement in accordance with Article VIII or pursue any other remedies under this Agreement that may be available then or thereafter.

(b) Subject to Section 10.10(d), each of the parties hereto (i) consents to submit itself to the personal jurisdiction of any State or Federal court sitting in Birmingham, Alabama in the event any dispute arises out of this Agreement or the Transactions, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any action relating to this Agreement or the Transactions in any court other than the any State or Federal court sitting in Birmingham, Alabama, (iv) waives the defense of an inconvenient forum to the maintenance of any action related to or arising out of this Agreement or the Transactions and (v) consents to service of process being made through the notice procedures set forth in Section 10.01. The consents to jurisdiction set forth in this paragraph shall not constitute general consents to service of process in the State of Alabama. The parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

(c) Notwithstanding anything to the contrary herein, Seller and the Company hereby agree that no Financing Source shall have any liability or obligation to Seller, the Company or any of their respective Related Parties or affiliates, and Seller and the Company hereby waive any and all rights or claims against the Financing Sources, in each case relating to this Agreement, the Financing, or any of the transactions contemplated hereby or thereby, and in each case whether at law or equity, in contract, in tort or otherwise.

(d) Notwithstanding anything to the contrary herein, each of the parties to this Agreement (i) agrees that it will not bring or support, or permit any of its Related Parties or affiliates to bring or support, any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Source in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Financing or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York (and appellate courts thereof), or if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof), (ii) irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court, (iii) agrees that a final judgment in any such action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any manner provided by law and (iv) agrees that the laws of the State of New York shall govern any such action.

Section 10.11 Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY INCLUDING ANY ACTION OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THE FINANCING OR ANY CLAIM OR PROCEEDING INVOLVING THE FINANCING SOURCES.

Section 10.12 Purchaser Acknowledgement.

(a) Purchaser is knowledgeable about the business engaged in by the Company and of the usual and customary practices of companies engaged in businesses similar to such business. Purchaser acknowledges and agrees that the representations and warranties set forth in Article II and Article III, constitute the sole and exclusive representations and warranties of Seller and the Company to Purchaser in connection with the Transactions, and there are no other representations, warranties, covenants, understandings or agreements, oral or written, in relation thereto between the parties other than those incorporated therein. Except for the representations and warranties expressly set forth in Article II and Article III, Purchaser disclaims reliance on any representations or warranties, either express or implied, by or on behalf of Seller or the Company or their affiliates or representatives.

(b) Purchaser represents that it is a sophisticated party. Purchaser acknowledges and agrees that any financial forecasts or projections relating to the Company prepared by or on behalf of the Company or Seller have been provided to Purchaser with the understanding and agreement that neither the Company nor Seller is making any representation or warranty with respect to such forecasts or projections and that actual future results may vary from such forecasts or projections based upon numerous factors.

Section 10.13 Affiliate Liability. Notwithstanding anything that may be expressed or implied in this Agreement, each party hereto covenants, agrees and acknowledges that no recourse under this Agreement or any Ancillary Document shall be had against any party’s

Related Parties, in each case other than the parties to this Agreement and each Ancillary Document and each of their respective successors and permitted assignees under this Agreement (and, in the case of any Ancillary Document, the applicable parties thereto and each of their respective successors and permitted assigns), whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any applicable Law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any of the Related Parties, as such, for any obligation or liability of any party under this Agreement, the Financing, or any documents or instruments delivered in connection herewith for any claim based on, in respect of or by reason of such obligations or liabilities or their creation; provided, however, nothing in this Section 10.13 shall relieve or otherwise limit the liability of any party hereto or any of their respective successors or permitted assigns, for any breach or violation of its obligations under such agreements, documents or instruments. For the avoidance of doubt, except as permitted by Section 10.10, prior to the Closing, none of Seller, the Company or any of their affiliates on the one hand and Purchaser or any of its affiliates, on the other hand, will have any recourse, be entitled to commence any action or make any claim under this Agreement, the Ancillary Documents or in connection with the transactions contemplated hereby and thereby except against Purchaser on the one hand and Seller and the Company on the other hand, as applicable. The liability limitation provision in this Section 10.13 shall survive the termination of this Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, Purchaser, Seller and the Company have duly executed this Agreement, all as of the date first written above.

THE LACLEDE GROUP, INC.

By:	/s/ Suzanne Sitherwood
Name:	Suzanne Sitherwood
Title:	Chief Executive Officer and President

ENERGEN CORPORATION

By:	/s/ James T. McManus, II
Name:	James T. McManus, II
Title:	Chairman and Chief Executive Officer

ALABAMA GAS CORPORATION

By:	/s/ James T. McManus, II
Name:	James T. McManus, II
Title:	Chairman and Chief Executive Officer

[Signature Page to Stock Purchase Agreement]

INDEX OF DEFINED TERMS

Term	Section
Accounting Firm	Section 1.04(c)
Accounting Principles	Section 1.04(g)
affiliate	Section 10.02
Affiliated Group	Section 2.07(e)
Agreement	Preamble
AIG Note Purchase Agreement	Section 6.12(b)
AIG Notes	Section 6.12(b)
Alabama Public Utilities Law	Section 2.03(b)
Alternative Financing	Section 6.17(d)
Ancillary Documents	Section 10.02
Audited Balance Sheet	Section 3.06(a)
Benefit Agreement	Section 3.10(b)
Benefit Plan	Section 3.10(a)
Business Day	Section 10.02
Capital Expenditure Budget	Section 5.01(c)
Cash	Section 1.04(f)(i)
Claim Threshold	Section 9.06(a)
Closing	Section 1.02
Closing Cash	Section 1.04(b)
Closing Date	Section 1.02
Closing Date Amount	Section 1.04(a)
Closing Indebtedness	Section 1.04(b)
Closing Working Capital	Section 1.04(b)
COBRA	Section 6.05(h)
Code	Section 10.02
Company	Preamble
Company Bylaws	Section 3.01(d)
Company Charter	Section 3.01(d)
Company Covered Individuals	Section 10.02
Company Credit Agreement	Section 10.02
Company Credit Agreement Repayment Amount	Section 6.12(a)
Company Disclosure Letter	Section 10.02
Company Employees	Section 6.05(b)
Company Financial Statements	Section 3.06(a)
Company Flex Plan	Section 6.05(d)
Company Fundamental Representations	Section 10.02
Company Insurance Policies	Section 3.17
Company Leased Real Property	Section 3.08(b)
Company Material Adverse Effect	Section 10.02
Company Notes	Section 6.12(b)
Company Owned Real Property	Section 3.08(a)
Company Personnel	Section 10.02

Company Real Property	Section 3.08(d)
Company Real Property Lease	Section 3.08(b)
Company Required Regulatory Approval	Section 3.05(b)
Company Retirement Income Plan	Section 6.05(a)
Company Welfare Plans	Section 6.05(a)
Confidentiality Agreement	Section 6.01(a)
Consent	Section 2.03(b)
Contract	Section 2.03(a)
Current Assets	Section 1.04(f)(ii)
Current Liabilities	Section 1.04(f)(iii)
D&O Insurance	Section 6.11(a)
Deductible	Section 9.06(a)
Defined Benefit Plans	Section 10.02
Disability Plan	Section 10.02
Easements	Section 3.08(c)
Effective Time	Section 1.02
Environmental Laws	Section 10.02
Environmental Permit	Section 10.02
ERISA	Section 3.10(a)
ERISA Affiliate	Section 3.10(a)
Estimated Cash	Section 1.04(a)
Estimated Indebtedness	Section 1.04(a)
Estimated Working Capital	Section 1.04(a)
Fee Letter	Section 4.05(a)
Final Regulatory Order	Section 10.02
Financing	Section 4.05(a)
Financing Letter	Section 4.05(a)
Financing Sources	Section 10.02
Fundamental Representations	Section 10.02
GAAP	Section 1.04(g)
Good Utility Practice	Section 10.02
Governmental Authorizations	Section 3.14
Governmental Entity	Section 2.03(b)
Hazardous Substances	Section 10.02
HSR Act	Section 2.03(b)
HSR Approval	Section 6.02(b)
Indebtedness	Section 1.04(f)(iv)
Indemnified Party	Section 9.03(a)
Indemnifying Party	Section 9.03(a)
Intangibles	Section 3.16(a)
Judgment	Section 2.03(a)
Knowledge	Section 10.02
Law	Section 2.03(a)
Liens	Section 2.03(a)
Losses	Section 10.02
Material Contracts	Section 3.15(a)
Net Adjustment Amount	Section 1.04(f)(v)

New Financing Letter	Section 6.17(d)
Notice of Disagreement	Section 1.04(c)
Order	Section 10.02
Original Financing Failure	Section 6.17(d)
Other Flex Plan	Section 6.05(d)
Outside Date	Section 8.01(b)
Permitted Liens	Section 10.02
person	Section 10.02
Post-Retirement Health Plan	Section 10.02
Prohibited Alternate Terms	Section 6.17(d)
Prudential Note Purchase Agreement	Section 6.12(b)
Prudential Notes	Section 6.12(b)
Purchase Price	Section 1.01
Purchaser	Preamble
Purchaser Fundamental Representations	Section 10.02
Purchaser Material Adverse Effect	Section 4.01
Purchaser Required Regulatory Approval	Section 4.03(b)
Purchaser’s Indemnified Persons	Section 9.01
Recoverable Insurance Claims	Section 6.15(a)
Regulatory Entity	Section 3.19(a)
Regulatory Permits	Section 3.19(a)
Regulatory Proceeding	Section 3.19(b)
Related Party	Section 10.02
Release	Section 10.02
Representatives	Section 6.18(a)
Required Regulatory Approvals	Section 4.03(b)
Section 338(h)(10) Election	Section 6.07(a)
Securities Act	Section 4.07
Seller	Preamble
Seller 401(k) Plan	Section 6.05(c)
Seller Benefit Plan	Section 6.05(a)
Seller Benefit Plans	Section 6.05(a)
Seller Fundamental Representations	Section 10.02
Seller Marks	Section 6.22
Seller Material Adverse Effect	Section 2.01(b)
Seller Required Regulatory Approval	Section 2.03(b)
Seller Retirement Income Plan	Section 6.05(a)
Seller Welfare Plans	Section 6.05(a)
Seller’s Indemnified Persons	Section 9.02
Shares	Preamble
Statement	Section 1.04(b)
Straddle Period	Section 9.01(d)
subsidiary	Section 10.02
Target Working Capital	Section 1.04(f)(vi)
Tax	Section 3.09(n)
Tax Returns	Section 3.09(n)
Taxes	Section 3.09(n)

Third Party Claim	Section 9.03(a)
Transactions	Section 1.01
Transfer Taxes	Section 6.06
Voting Company Debt	Section 3.03
WARN Act	Section 6.05(g)
Working Capital	Section 1.04(f)(vii)

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